MANAGEMENT’S DISCUSSION AND ANALYSIS
This management’s discussion and analysis (“MD&A”) of ARC Resources Ltd. (“ARC” or the “Company”) is Management’s analysis of the financial performance and significant trends or external factors that may affect future performance. It is dated April 29, 2015 and should be read in conjunction with the unaudited condensed interim consolidated financial statements (the "financial statements") as at and for the three months ended March 31, 2015, and the MD&A and audited consolidated financial statements as at and for the year ended December 31, 2014, as well as ARC’s Annual Information Form that is filed on SEDAR at www.sedar.com. All financial information is reported in Canadian dollars, unless otherwise noted.
This MD&A contains additional generally accepted accounting principles ("GAAP") measures, non-GAAP measures and forward-looking statements. Readers are cautioned that the MD&A should be read in conjunction with ARC’s disclosure under the headings “Non-GAAP Measures,” “Additional GAAP Measures,” “Forward-looking Information and Statements” and "Glossary" included at the end of this MD&A.
ABOUT ARC RESOURCES LTD.
ARC is a dividend-paying Canadian oil and gas company headquartered in Calgary, Alberta. ARC’s activities relate to the exploration, development and production of conventional oil and natural gas in Canada with an emphasis on the development of properties with a large volume of hydrocarbons in place commonly referred to as “resource plays.”
ARC’s vision is to be a leading energy producer, focused on delivering results through its strategy of risk-managed value creation. ARC is committed to providing superior long-term financial returns for its shareholders, creating a culture where respect for the individual is paramount and action and passion are rewarded. ARC runs its business in a manner that protects the safety of employees, communities and the environment. ARC’s vision is realized through the four pillars of its strategy:

1.
High quality, long-life assets – ARC’s unique suite of assets include both growth and base assets. ARC’s growth assets consist of world-class resource play properties, primarily concentrated in the Montney geological formation in northeast British Columbia and northern Alberta, and the Cardium formation in the Pembina area of Alberta. These assets provide substantial growth opportunities, which ARC will pursue to create value through long-term profitable development. ARC’s base assets consist of core properties located throughout Alberta, Saskatchewan and Manitoba. The base assets deliver stable production and contribute significant cash flow to fund future development and support ARC's dividend.

2.
Operational excellence – ARC is focused on capital discipline and cost management to extract the maximum return on its investments while operating in a safe and environmentally responsible manner. Production from individual oil and natural gas wells naturally declines over time. In any one year, ARC approves a budget to drill new wells with the intent to first replace production declines and second to potentially increase production volumes. At times, ARC may also acquire strategic producing or undeveloped properties to enhance current production and reserves or to provide potential future drilling locations. Alternatively, it may strategically dispose of non-core assets that no longer meet its investment criteria.

3.
Financial flexibility – ARC provides returns to shareholders through a combination of a monthly dividend, currently $0.10 per share per month, and a potential for capital appreciation. ARC’s goal is to fund capital expenditures necessary to replace production declines and dividend payments using funds from operations (1). ARC will finance value creating activities through a combination of sources including funds from operations, proceeds from ARC’s Dividend Reinvestment Program (“DRIP”), reduced funding required under the Stock Dividend Program ("SDP"), proceeds from property dispositions, debt capacity, and if necessary, equity issuance. ARC chooses to maintain prudent debt levels, targeting its net debt to be one to 1.5 times annualized funds from operations and less than 20 per cent of total capitalization over the long-term (1).

4.
Top talent and strong leadership culture – ARC is committed to the attraction, retention and development of the best and brightest people in the industry. ARC’s employees conduct business every day in a culture of trust, respect, integrity and accountability. Building leadership talent at all levels of the organization is a key focus. ARC is also committed to corporate leadership through community investment, environmental reporting practices and open communication with all stakeholders. As of the end of March 2015, ARC had 597 employees with 344 professional, technical and support staff in the Calgary office, and 253 individuals located across ARC’s operating areas in western Canada.

(1)
Funds from operations, net debt, and total capitalization are additional GAAP measures which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A. Also refer to the "Funds from Operations" section within this MD&A for a reconciliation of ARC’s net income to funds from operations and cash flow from operating activities.

ARC Resources Ltd.	1

Total Return to Shareholders
ARC's business plan has resulted in significant operational success and has contributed to a trailing five year annualized total return per share of 6.1 per cent (Table 1).
Table 1

Total Returns (1)	Trailing One Year	Trailing Three Year	Trailing Five Year
Dividends per share ($)	1.20	3.60	6.00
Capital appreciation (depreciation) per share ($)	(8.69)	(1.14)	1.26
Total return per share (%)	(25.3)	9.0	34.7
Annualized total return per share (%)	(25.3)	2.9	6.1
S&P/TSX Exploration & Producers Index annualized total return (%)	(30.1)	(5.6)	(6.1)

(1)
Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A. Calculated as at March 31, 2015.

Since 2011, ARC’s production has grown by 36,938 boe per day, or 44 per cent, while its proved plus probable reserves have grown by 100.3 million boe, or 18 per cent. Table 2 highlights ARC’s production and reserves for the first three months of 2015 and over the past four years:
Table 2

	2015 YTD	2014	2013	2012	2011
Production (boe/d) (1)	120,354	112,387	96,087	93,546	83,416
Daily production per thousand shares (2)(6)	0.36	0.35	0.31	0.31	0.29
Proved plus probable reserves (mmboe) (3)(4)(5)	n/a	672.7	633.9	607.0	572.4
Proved plus probable reserves per share (boe) (6)	n/a	2.1	2.0	2.0	2.0

(1)	Reported production amount is based on company interest before royalty burdens.

(2)
Daily production per thousand shares represents average daily production for the three months ended March 31, 2015 and annual average daily production for the full years ended December 31, 2014, 2013, 2012 and 2011, divided by the diluted weighted average common shares for the respective periods.

(3)	As determined by ARC’s independent reserve evaluator solely at December 31.

(4)
ARC has also disclosed contingent resources associated with interests in certain of its properties located in northeastern British Columbia in ARC’s Annual Information Form as filed on SEDAR at www.sedar.com.

(5)
Company gross reserves. For more information, see ARC’s Annual Information Form as filed on SEDAR at www.sedar.com and the news release entitled “ARC Resources Ltd. Announces 210 Per Cent Produced Reserves Replacement in 2014” dated February 11, 2015.

(6)	Per share amounts are based on weighted average shares, diluted.

ARC Resources Ltd.	Page 2

ECONOMIC ENVIRONMENT
ARC’s first quarter 2015 financial and operating results were impacted by commodity prices and foreign exchange rates which are outlined in Table 3 below:
Table 3

Selected Benchmark Prices and Exchange Rates (1)	Three Months Ended
	March 31
	2015	2014	% Change
Brent (US$/bbl)	55.11	107.79	(49)
WTI oil (US$/bbl)	48.57	98.61	(51)
Edmonton Par (Cdn$/bbl)	51.85	99.64	(48)
Henry Hub NYMEX (US$/MMbtu) (2)	2.98	4.94	(40)
AECO natural gas (Cdn$/mcf)	2.95	4.76	(38)
Cdn$/US$ exchange rate	1.24	1.10	13

(1)
The benchmark prices do not reflect ARC's realized sales prices. For average realized sales prices, refer to Table 13 in this MD&A. Prices and exchange rates presented above represent averages for the respective periods.

(2)	NYMEX Henry Hub "Last Day" Settlement.
Throughout the first quarter of 2015, crude oil prices have remained depressed as a result of supply-demand imbalances. The WTI crude oil price averaged US$48.57 per barrel in the first quarter of 2015, 51 per cent lower than the first quarter of 2014. ARC's realized crude oil price is primarily referenced to Edmonton Par, which averaged Cdn$51.85 per barrel in the first quarter of 2015, 48 per cent lower than the first quarter of 2014. The deterioration of crude oil prices, which began late in 2014, is the result of significant drilling activity in North America over the past five years, which contributed to steady crude oil supply growth and an oversupplied crude oil market. Currently, benchmark crude oil prices are below the marginal cost for new production in many areas in North America. Lower prices have resulted in a significant reduction in 2015 budgeted capital spending and drilling activity across the energy sector. Reduced drilling activity is expected to slow supply growth and re-balance crude oil markets, however there is a lag between drilling activity levels and the resulting production levels due to the life cycle of well completions and tie-ins.
North American natural gas prices were significantly lower in the first three months of 2015 relative to 2014. The NYMEX Henry Hub natural gas price averaged US$2.98 per MMbtu for the first quarter of 2015, 40 per cent lower than the first quarter of 2014. ARC's realized price for natural gas is primarily referenced to the AECO hub, which averaged Cdn$2.95 per mcf in the first quarter of 2015, 38 per cent lower than the first quarter of 2014. Despite stronger natural gas demand due to cold weather in the northeastern United States and Canada and increased coal-to-gas switching for electricity generation, first quarter 2015 prices remained low as a result of record year-over-year natural gas production growth.
Foreign exchange rates remained volatile during the first three months of 2015 with continued devaluation of the Canadian dollar relative to the US dollar. The broad economic recovery in the United States has strengthened the US dollar, while weaker Canadian exports resulting from low energy prices has further impacted the Cdn$/US$ exchange rate. The devaluation of the Canadian dollar relative to the US dollar affects both the Canadian dollar value of US dollar denominated commodity prices received and long-term debt outstanding.

ARC Resources Ltd.	Page 3

Annual Guidance and Financial Highlights
ARC's 2015 full year guidance has been revised to incorporate reduced 2015 capital spending of approximately $550 million. Reflecting this 37 per cent reduction in capital spending, and the sale of approximately 2,400 boe per day of shallow gas properties in the second quarter of 2015, ARC's full year average production guidance was revised downward to a range of 113,000 to 116,000 boe per day. ARC expects production to decrease in the second and third quarters of 2015 due to turnaround and maintenance activities and increase in the fourth quarter of 2015 upon commissioning of the new Sunrise gas plant and expanded Tower oil battery. ARC's full year guidance for per boe operating costs was lowered to a range of $8.20 to $8.50 per boe to reflect the deferral of certain discretionary expenditures to future periods and expected operating cost savings in 2015. Given the low commodity price environment, ARC has revised the 2015 guidance for current income tax expense as a percent of funds from operations before tax to a range of zero to five per cent from a range of zero to eight per cent. All other 2015 guidance estimates are unchanged from original guidance announced on November 5, 2014.
Table 4 is a summary of ARC’s 2015 annual guidance and a review of 2015 year-to-date actual results.

Table 4

	Original 2015 Guidance	Revised 2015 Guidance (1)(2)	2015 YTD	% Variance from Original Guidance
Production
Crude oil (bbl/d)	37,000 - 39,000	33,500 - 34,500	35,851	(3)
Condensate (bbl/d)	3,800 - 4,300	3,400 - 3,800	3,591	(6)
Natural gas (MMcf/d)	445 - 460	430 - 440	459.6	—
NGLs (bbl/d)	4,700 - 5,100	4,500 - 4,900	4,314	(8)
Total (boe/d)	120,000 - 125,000	113,000 - 116,000	120,354	—
Expenses ($/boe)
Operating	8.80 - 9.30	8.20 - 8.50	7.24	(18)
Transportation	2.00 - 2.20	2.00 - 2.20	2.36	7
G&A (3)	2.00 - 2.30	2.00 - 2.30	0.99	(51)
Interest	1.10 - 1.30	1.10 - 1.30	1.19	—
Current income tax (per cent of funds from operations) (4)	0 - 8	0 - 5	1	—
Capital expenditures before land purchases and net property dispositions ($ millions)	750	550	129.5	N/A
Land purchases and net property dispositions ($ millions)	—	—	(9.6)	N/A
Weighted average shares, diluted (millions)	339	339	334	N/A

(1)
Incorporates impact of divested non-core shallow gas assets located in southern Alberta with associated production of approximately 2,400 boe per day. This transaction closed subsequent to the end of the first quarter of 2015.

(2)
ARC expects second quarter 2015 production to decrease to a range of 107,000 to 110,000 per day due to maintenance and turnaround activities and natural declines. ARC expects third quarter 2015 production to decrease further to a range of 104,000 to 107,000 boe per day due to downtime attributed to a significant planned turnaround at Dawson. ARC expects a significant increase in fourth quarter 2015 production to a range of 122,000 to 126,000 boe per day following commissioning of the new Sunrise gas processing facility and expanded Tower oil battery.

(3)
The 2015 guidance for ARC's G&A remains unchanged at $2.00 - $2.30 per boe. However, due to lower expected production volumes and lower expected recoveries due to reduced capital spending, G&A expenses per boe are now based on a range of $1.65 - $1.70 per boe prior to the recognition of any expense associated with ARC’s long-term incentive plans and $0.35 - $0.60 per boe associated with ARC’s long-term incentive plans. Actual per boe costs for each of these components for the three months ended March 31, 2015 were $1.53 and a recovery of $0.54 per boe, respectively.

(4)	The 2015 corporate tax estimate will vary depending on level of commodity prices.
On a per boe basis, operating expenses were significantly below the original guidance range during the first three months of 2015 reflecting increased production, lower than expected electricity costs and reductions to service costs. Transportation expenses are outside of the guidance range as ARC incurred additional trucking costs during the first three months of 2015 to transport liquids to market. As ARC manages the transportation and marketing of its products itself rather than working through a third-party marketer, it typically incurs additional transport costs that are recouped in the price it receives upon delivery. ARC expects full year 2015 actual transportation expenses to closely approximate guidance as the year progresses. First quarter G&A expenses were below guidance due to reduced costs associated with ARC's long-term incentive plan due to the reduction in ARC's share price at March 31, 2015, as well as a reduced

ARC Resources Ltd.	Page 4

performance multiplier applied to its PSU awards. ARC expects full year 2015 actual G&A expenses to closely approximate guidance as the year progresses.
ARC incurred $129.5 million of capital expenditures during the first three months of 2015. In addition, ARC spent $1.4 million on land purchases during the period and completed net dispositions for proceeds of $11 million. In response to the deterioration of commodity prices and to ensure that it continues to create long-term value for shareholders, ARC has reduced its 2015 budget for capital investment to $550 million from $750 million. The 2015 planned capital program will focus primarily on profitable development in the British Columbia Montney region as these projects provide the highest rates of return at current commodity prices. ARC continues to see significant long-term value throughout its asset base and will resume development activities in other areas as reduced service costs are secured and economic conditions improve. ARC has revised its 2015 full year average production guidance to a range of 113,000 to 116,000 boe per day as a result of the reduced 2015 capital program and its divestment of non-core shallow gas properties early in the second quarter of 2015. As a result of significantly reduced drilling and completion activities in the first and second quarters and scheduled maintenance activities in the second and third quarters, ARC expects quarterly production to decline to 107,000 to 110,000 boe per day in the second quarter and 104,000 to 107,000 boe per day in the third quarter. Given the planned start-up of the new Sunrise gas plant and expanded Tower oil battery, production is then expected to increase to 122,000 to 126,000 boe per day in the fourth quarter. Assuming a 2016 capital program of approximately $600 million, ARC expects that full year 2016 production should range from 122,000 to 126,000 boe per day.
The guidance information presented is intended to provide shareholders with information on Management’s expectations for results of operations. Readers are cautioned that the guidance may not be appropriate for other purposes.
2015 FIRST QUARTER FINANCIAL AND OPERATING RESULTS
Financial Highlights
Table 5

	Three Months Ended
	March 31
($ millions, except per share and volume data)	2015	2014	% Change
Funds from operations (1)	191.5	292.3	(34)
Funds from operations per share (1)(2)	0.57	0.93	(39)
Net income (loss)	(1.7)	29.4	(106)
Dividends per share (2)	0.30	0.30	—
Average daily production (boe/d)	120,354	105,699	14

(1)	Refer to the sections entitled "Funds from Operations" and “Additional GAAP Measures” contained within this MD&A.

(2)	Per share amounts (with the exception of dividends per share, which are based on the number of shares outstanding at each dividend record date) are based on weighted average shares, diluted.
Funds from Operations
ARC reports funds from operations in total and on a per share basis. Funds from operations does not have a standardized meaning prescribed by Canadian GAAP. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A.
Table 6 is a reconciliation of ARC’s net income (loss) to funds from operations and cash flow from operating activities:
Table 6

	Three Months Ended
	March 31
($ millions)	2015	2014
Net income (loss)	(1.7)	29.4
Adjusted for the following non-cash items:
DD&A and impairment	178.7	149.8
Accretion of ARO	3.6	3.9
Deferred tax expense (recovery)	13.0	(8.6)
Unrealized loss (gain) on risk management contracts	(77.7)	89.2
Unrealized loss on foreign exchange	88.3	29.0
Gain on disposal of petroleum and natural gas properties	(12.7)	—
Other	—	(0.4)
Funds from operations	191.5	292.3
Net change in other liabilities	(11.6)	(13.5)
Change in non-cash working capital	(34.2)	(19.5)
Cash flow from operating activities	145.7	259.3

ARC Resources Ltd.	Page 5

Details of the change in funds from operations from the three months ended March 31, 2014 to the three months ended March 31, 2015 are included in Table 7 below:
Table 7

	Three Months Ended
	March 31
	$ millions	$/Share (1)
Funds from operations – 2014	292.3	0.93
Volume variance
Crude oil and liquids	(2.9)	(0.01)
Natural gas	45.3	0.14
Price variance
Crude oil and liquids	(181.9)	(0.56)
Natural gas	(105.3)	(0.33)
Realized gain or loss on risk management contracts	64.8	0.19
Royalties	49.6	0.15
Expenses
Transportation	(7.5)	(0.02)
Operating	7.0	0.02
G&A	9.4	0.03
Interest	(0.9)	—
Current tax	21.4	0.06
Realized gain or loss on foreign exchange	0.2	—
Diluted shares	—	(0.03)
Funds from operations – 2015	191.5	0.57

(1)	Per share amounts are based on weighted average shares, diluted.
Funds from operations decreased by 34 per cent in the first quarter of 2015 to $191.5 million from $292.3 million generated in the first quarter of 2014. The decrease reflects significantly lower revenue due primarily to substantially lower realized commodity prices in the first quarter of 2015 as compared to the first quarter of 2014, which was partially offset by increased natural gas production from new wells drilled throughout the latter part of 2014 and into 2015. Increased realized gains on risk management contracts served to increase first quarter funds from operations relative to the first quarter of the prior year along with reduced royalties, current taxes, operating costs and G&A expenses, while higher transportation expense also contributed to the overall decrease.

ARC Resources Ltd.	Page 6

2015 Funds from Operations Sensitivity
Table 8 illustrates sensitivities of pre-hedged operating items to operational and business environment changes and the resulting impact on funds from operations per share:
Table 8

			Impact on Annual Funds from Operations (6)
	Assumption	Change	$/Share
Business Environment (1)
Crude oil price (US$ WTI/bbl) (2)(3)	48.57	1.00	0.035
Natural gas price (Cdn$ AECO/mcf) (2)(3)	2.95	0.10	0.032
Cdn$/US$ exchange rate (2)(3)(4)	1.24	0.01	0.012
Interest rate on floating-rate debt (2)	2.8%	1.0%	—
Operational
Crude oil and liquids production volumes (bbl/d) (5)	43,756	1.0%	0.014
Natural gas production volumes (MMcf/d) (5)	459.6	1.0%	0.009
Operating expenses ($/boe) (5)	7.24	1.0%	0.009
G&A expenses ($/boe) (5)	0.99	10.0%	0.020

(1)	Calculations are performed independently and may not be indicative of actual results that would occur when multiple variables change at the same time.

(2)
Prices and rates are indicative of published prices for the first quarter of 2015. See Table 12 of this MD&A for additional details. The calculated impact on funds from operations would only be applicable within a limited range of these amounts.

(3)	Analysis does not include the effect of risk management contracts.

(4)	Includes impact of foreign exchange on crude oil, condensate, and NGLs prices that are presented in US dollars.

(5)	Operational assumptions are based upon results for the three months ended March 31, 2015.

(6)	Refer to the sections entitled "Funds from Operations" and “Additional GAAP Measures” contained within this MD&A.
Net Income (Loss)
A net loss of $1.7 million ($0.01 per share, diluted) was incurred in the first quarter of 2015, a $31.1 million decrease compared to net income of $29.4 million ($0.09 per share, diluted) in the first quarter of 2014. ARC's revenue net of royalties decreased $195.2 million due to a significant decrease in prices realized for crude oil and natural gas production during the first quarter of 2015 compared to those in the first quarter of 2014. Increased realized and unrealized gains on risk management contracts of $231.7 million served to more than offset the impact of lower commodity prices on net income during the period. Despite increased production volumes, operating expenses and G&A were $7 million and $9.2 million lower, respectively, in the first quarter of 2015 than the first quarter of 2014 while transportation costs increased during the same period by $7.5 million. ARC's DD&A and impairment expense increased by $28.9 million, of which $13.4 million is related to impairment charges recognized by ARC in the first quarter of 2015 related to certain non-core properties held for disposal. Additionally, ARC recorded increased losses on foreign exchange of $59.1 million reflecting the increase in value of ARC's US dollar denominated debt. This was partially offset by $12.7 million of gains recorded by ARC related to the disposition of certain non-core properties during the first quarter of 2015.

ARC Resources Ltd.	Page 7

Production
Table 9

	Three Months Ended
	March 31
Production	2015	2014	% Change
Light and medium crude oil (bbl/d)	34,740	36,530	(5)
Heavy oil (bbl/d)	1,111	948	17
Condensate (bbl/d)	3,591	2,887	24
Natural gas (MMcf/d)	459.6	369.6	24
NGLs (bbl/d)	4,314	3,743	15
Total production (boe/d)	120,354	105,699	14
% Natural gas production	64	58	10
% Crude oil and liquids production	36	42	(14)
ARC’s crude oil production consists predominantly of light and medium crude oil while heavy oil accounts for approximately three per cent of total oil production. During the first quarter of 2015, crude oil and liquids production decreased one per cent from the first quarter of the prior year. The decrease in crude oil and liquids production reflects various weather-related operational issues causing production interruptions at Pembina and Ante Creek as well as modest declines at Goodlands.
Natural gas production was 459.6 MMcf per day in the first quarter of 2015, an increase of 24 per cent from the 369.6 MMcf per day produced in the first quarter of 2014. The increase is mainly attributed to new production from drilling throughout 2014 and into early 2015 in northeastern British Columbia, particularly at Sunrise and Parkland. During the first quarter of 2015, higher volumes at Sunrise were partially offset by some downtime at Dawson and Parkland due to maintenance activities and electricity outages.
During the first quarter of 2015, ARC drilled 25 gross wells (24 net wells) on operated properties consisting of 17 gross (16 net) oil wells, six gross (six net) natural gas wells, and two gross (two net) liquids-rich natural gas wells.
Table 10 summarizes ARC’s production by core area for the first quarter of 2015 and 2014:
Table 10

	Three Months Ended March 31, 2015
Production	Total	Crude Oil	Condensate	Natural Gas	NGLs
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(MMcf/d)	(bbl/d)
Northeast BC	66,581	3,155	2,609	353.2	1,947
Northern AB	22,323	8,405	692	70.0	1,561
Pembina	12,167	9,295	180	13.2	490
South Central AB (2)	8,437	4,451	63	22.1	242
Southeast SK & MB	10,846	10,545	47	1.1	74
Total	120,354	35,851	3,591	459.6	4,314

	Three Months Ended March 31, 2014
Production	Total	Crude Oil	Condensate	Natural Gas	NGLs
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(MMcf/d)	(bbl/d)
Northeast BC	48,021	2,496	1,790	253.2	1,555
Northern AB	24,070	10,760	825	66.1	1,464
Pembina	11,247	8,573	171	12.5	415
South Central AB (2)	11,273	4,858	77	36.6	241
Southeast SK & MB	11,088	10,791	24	1.2	68
Total	105,699	37,478	2,887	369.6	3,743

(1)	Provincial references: "AB" is Alberta, "BC" is British Columbia, "SK" is Saskatchewan, "MB" is Manitoba.

(2)	During the second quarter of 2014, ARC disposed of certain non-core assets in this district. These assets had been producing approximately 2,400 boe per day prior to disposal.

ARC Resources Ltd.	Page 8

Sales of Crude Oil, Natural Gas, Condensate, NGLs and Other Income
Sales revenue from crude oil, natural gas, condensate, NGLs and other income was $306.6 million in the first quarter of 2015, a decrease of $244.8 million from $551.4 million for the same period in the prior year, reflecting a decrease in average commodity pricing which lowered revenue by $287.2 million, partially offset by increased production volumes that contributed additional revenue of $42.4 million. Crude oil, condensate and NGLs revenue accounted for $179.3 million or 58 per cent of first quarter sales revenue.
A breakdown of sales revenue by product is outlined in Table 11:
Table 11

	Three Months Ended
	March 31
Sales revenue by product ($ millions)	2015	2014	% Change
Crude oil	157.2	322.4	(51)
Condensate	15.9	26.0	(39)
Natural gas	126.1	186.1	(32)
NGLs	6.2	16.4	(62)
Total sales revenue from crude oil, natural gas, condensate and NGLs	305.4	550.9	(45)
Other income	1.2	0.5	140
Total sales revenue	306.6	551.4	(44)
Commodity Prices Prior to Hedging
Table 12

	Three Months Ended
	March 31
	2015	2014	% Change
Average Benchmark Prices
AECO natural gas (Cdn$/mcf) (1)	2.95	4.76	(38)
WTI oil (US$/bbl)	48.57	98.61	(51)
Cdn$/US$ exchange rate	1.24	1.10	13
WTI oil (Cdn$/bbl)	60.23	108.47	(44)
Edmonton par (Cdn$/bbl)	51.85	99.64	(48)
ARC Realized Prices Prior to Hedging
Crude oil ($/bbl)	48.73	95.58	(49)
Condensate ($/bbl)	49.12	100.11	(51)
Natural gas ($/mcf)	3.05	5.60	(46)
NGLs ($/bbl)	16.07	48.54	(67)
Total commodity price prior to other income and hedging ($/boe)	28.20	57.91	(51)
Other income ($/boe)	0.11	0.05	120
Total commodity price prior to hedging ($/boe)	28.31	57.96	(51)

(1)	Represents the AECO Monthly (7a) index.
In the first quarter of 2015, WTI (US$/bbl) decreased 51 per cent as compared to the same period in 2014. Similarly, ARC’s realized crude oil price decreased by 49 per cent during the same time period. During the first quarter of 2015, the differential between WTI and Edmonton posted prices narrowed to an average discount of US$6.80 per barrel compared to US$8.32 per barrel in the same period in 2014. During the same period, the average exchange rate for the Canadian dollar as compared to the US dollar weakened from $1.10 to $1.24, mitigating the overall impact of the decrease in WTI on ARC's realized prices.
Natural gas prices decreased in the first quarter of 2015 as compared to 2014 as year-over-year production growth greatly exceeded weather-related demand and left winter inventory levels much higher as compared to the first quarter of the prior year. ARC's first quarter 2015 average realized price of $3.05 per mcf was higher than the average AECO

ARC Resources Ltd.	Page 9

monthly index price during the same period due in part to ARC's higher than average heat content in its natural gas. Additionally, ARC maintains a diversified sales portfolio that allows some flexibility on a portion of its natural gas sales between monthly average and daily spot pricing at sales hubs in western Canada and the mid-western United States.
While ARC’s production mix on a per boe basis is weighted more heavily to natural gas than to oil, ARC's revenue contribution is more heavily weighted to crude oil and liquids production as shown by the table below:
Table 13

Revenue by Product Type	Three Months Ended
	March 31
($ millions)	2015		2014
	Revenue	% of Total	Revenue	% of Total
Crude oil and liquids	179.3	59	364.8	66
Natural gas	126.1	41	186.1	34
Total sales revenue from crude oil, natural gas, condensate and NGLs	305.4	100	550.9	100
Other income	1.2	—	0.5	—
Total sales revenue	306.6	100	551.4	100
Risk Management
ARC maintains a risk management program to reduce the volatility of revenues, increase the certainty of funds from operations, and to protect acquisition and development economics. ARC’s risk management program is governed by certain guidelines approved by the Board of Directors (the "Board"). These guidelines currently restrict risk management contracts to a maximum of 55 per cent of total forecast production whereby a specific commodity (crude oil or natural gas) cannot exceed a maximum of 70 per cent of forecast production for that commodity over the next two years, and with a maximum of 25 percent of forecast natural gas production in risk management contracts beyond two years and up to five years. ARC’s risk management program guidelines allow for further risk management contracts on anticipated volumes associated with new production arising from specific capital projects and acquisitions or to further protect cash flows for a specific period with approval of the Board.
Gains and losses on risk management contracts are composed of both realized gains and losses, representing the portion of risk management contracts that have settled in cash during the period, and unrealized gains or losses that represent the change in the mark-to-market position of those contracts throughout the period. ARC does not employ hedge accounting for any of its risk management contracts currently in place. ARC considers all of its risk management contracts to be effective economic hedges of its underlying business transactions.
Table 14 summarizes the total gain or loss on risk management contracts for the first quarter of 2015 compared to the same period in 2014:
Table 14

Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Foreign Currency	Power	Q1 2015 Total	Q1 2014 Total
Realized gain (loss) on contracts (1)	17.7	29.4	(2.0)	(0.5)	44.6	(20.2)
Unrealized gain (loss) on contracts related to future production periods (2)	(3.4)	88.2	(3.5)	(3.6)	77.7	(89.2)
Gain (loss) on risk management contracts	14.3	117.6	(5.5)	(4.1)	122.3	(109.4)

(1)	Represents actual cash settlements or receipts under the respective contracts.

(2)	Represents the change in fair value of the contracts during the period.
During the first quarter of 2015, ARC recorded a gain of $122.3 million on its risk management contracts comprising realized gains of $44.6 million and unrealized gains of $77.7 million. The realized gains related to crude oil and natural gas contracts were offset by modest realized losses on foreign exchange and electricity contracts.
Unrealized gains on natural gas contracts reflect lower NYMEX Henry Hub prices and slightly wider AECO basis through 2019. These unrealized gains were partially offset by unrealized losses on crude oil contracts which reflect the positive cash settlements of positions during the first quarter of 2015.
ARC’s risk management contracts provide protection from natural gas prices on 215,000 MMbtu per day for 2015. ARC has also executed long-term natural gas contracts on 166,100 MMbtu per day for 2016, 145,000 MMbtu per day for

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2017, 90,000 MMbtu per day for 2018 and 40,000 MMbtu per day for 2019. In addition, ARC has AECO basis swap contracts in place, fixing the AECO price received on a portion of its natural gas volume throughout 2015 to 2019.
For crude oil, ARC has 16,000 barrels per day of crude oil production hedged for the second quarter of 2015 and 12,000 barrels per day hedged for the second half of 2015. In addition, ARC has hedged 7,000 barrels per day of production for 2016 and 3,000 barrels per day of production for the first half of 2017.
Table 15 summarizes ARC’s average crude oil and natural gas hedged volumes for 2015 through 2019 as at the date of this MD&A. For a complete listing and terms of ARC’s hedging contracts at March 31, 2015, see Note 8 “Financial Instruments and Market Risk Management” in the financial statements as at and for the three months ended March 31, 2015. Updates to the following table are posted to ARC’s website at www.arcresources.com.
Table 15

Hedge Positions Summary (1)
As at April 29, 2015	Q2 2015		H2 2015		2016		2017		2018		2019
Crude Oil - WTI (2)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Ceiling	100.83	6,000	—	—	—	—	—	—	—	—	—	—
Floor	90.00	6,000	—	—	—	—	—	—	—	—	—	—
Sold Floor	65.00	6,000	—	—	—	—	—	—	—	—	—	—
Crude Oil - Cdn$ WTI (3)	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day
Ceiling	80.64	10,000	80.95	10,000	83.38	3,000	83.38	1,488	—	—	—	—
Floor	61.10	10,000	61.45	10,000	70.00	3,000	70.00	1,488	—	—	—	—
Crude Oil - Cdn$ WTI (3)	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day
Swap	—	—	74.63	2,000	76.85	4,000	—	—	—	—	—	—
Crude Oil - MSW (Differential to WTI) (4)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Swap	—	—	(5.95)	500	—	—	—	—	—	—	—	—
Natural Gas - NYMEX (5)	US$/MMbtu	MMbtu/day	US$/MMbtu	MMbtu/day	US$/MMbtu	MMbtu/day	US$/MMbtu	MMbtu/day	US$/MMbtu	MMbtu/day	US$/MMbtu	MMbtu/day
Ceiling	4.52	215,000	4.51	215,000	4.81	145,000	4.81	145,000	4.92	90,000	5.00	40,000
Floor	3.94	215,000	3.94	215,000	4.00	145,000	4.00	145,000	4.00	90,000	4.00	40,000
Natural Gas - AECO (6)	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day
Swap	—	—	—	—	3.00	20,000	—	—	—	—	—	—
Natural Gas - AECO Basis (7)	AECO/NYMEX	MMbtu/day	AECO/NYMEX	MMbtu/day	AECO/NYMEX	MMbtu/day	AECO/NYMEX	MMbtu/day	AECO/NYMEX	MMbtu/day	AECO/NYMEX	MMbtu/day
Swap (percentage of NYMEX)	90.5	130,000	89.5	160,000	90.3	140,000	90.2	140,000	86.0	75,000	86.4	19,918
Foreign Exchange	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total
Ceiling	1.0725	12,000	1.0725	24,000	—	—	—	—	—	—	—	—
Floor	1.0463	12,000	1.0463	24,000	—	—	—	—	—	—	—	—

(1)
The prices and volumes in this table represent averages for several contracts representing different periods. The average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. All positions are financially settled against the benchmark prices disclosed in Note 8 “Financial Instruments and Market Risk Management” in the financial statements for the three months ended March 31, 2015.

(2)	Crude oil prices referenced to WTI.

(3)	Crude oil prices referenced to WTI, multiplied by the Bank of Canada monthly average noon day rate.

(4)	MSW differential refers to the discount between WTI and the mixed sweet crude grade at Edmonton, calculated on a monthly weighted average basis in US$.

(5)	Natural gas prices referenced to NYMEX Henry Hub.

(6)	Natural gas prices referenced to AECO 7(a) index.

(7)
ARC sells the majority of its natural gas production based on AECO pricing. To reduce the risk of weak basis pricing (AECO relative to NYMEX Henry Hub) ARC has hedged a portion of production by tying ARC's price to a percentage of the NYMEX Henry Hub natural gas price.

“Floors” represent the lower price limits on hedged volumes and consist of put and swap prices. “Ceilings” provide an upper limit to the prices ARC may receive for hedged volumes and are the result of combined call and swap prices. ARC has also sold puts that limit the downside protection at an average of the disclosed “Sold Floor” price. These “Sold Floors”

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do not eliminate the floor, but merely limit the downside protection. The purpose of these sold puts is to reduce ARC’s overall hedging transaction costs.
To accurately analyze ARC’s hedge position, contracts need to be modeled separately as using average prices and volumes may be misleading. The following provides examples of how Table 15 can be interpreted for approximate current year values (all in US dollars):

•	If the market price is above $100.83 per barrel, ARC will receive $100.83 per barrel on 6,000 barrels per day.

•	If the market price is between $90.00 and $100.83 per barrel, ARC will receive the market price on 6,000 barrels per day.

•	If the market price is between $65.00 and $90.00 per barrel, ARC will receive $90.00 per barrel on 6,000 barrels per day.

•
If the market price is below $65.00 per barrel, ARC will receive $90.00 per barrel less the difference between $65.00 per barrel and the market price on 6,000 barrels per day. For example, if the market price is at $55.00 per barrel, ARC will receive $80.00 per barrel on 6,000 barrels per day.

The net fair value of ARC’s risk management contracts at March 31, 2015 was a net asset of $335.5 million, representing the expected market price to buy out ARC’s contracts at the balance sheet date after any adjustments for credit risk. This may differ from what will eventually be settled in future periods.
Operating Netbacks
ARC’s operating netback prior to hedging was $15.91 per boe in the first quarter of 2015 as compared to $38.67 per boe in the same period of 2014.
ARC’s first quarter 2015 netback, including realized hedging gains and losses, was $20.03 per boe, representing a decrease of 45 per cent as compared to the same period in 2014.
The components of operating netbacks for the first quarter of 2015 compared to the same period in 2014 are summarized in Table 16:
Table 16

Netbacks (1)	Crude Oil	Heavy Oil	Condensate	Natural Gas	NGLs	Q1 2015 Total	Q1 2014 Total
	($/bbl)	($/bbl)	($/bbl)	($/mcf)	($/bbl)	($/boe)	($/boe)
Average sales price	49.13	36.26	49.12	3.05	16.07	28.20	57.91
Other income	—	—	—	—	—	0.11	0.05
Total sales	49.13	36.26	49.12	3.05	16.07	28.31	57.96
Royalties	(5.80)	(1.29)	(8.86)	(0.20)	(2.47)	(2.80)	(8.41)
Transportation	(2.92)	(0.61)	(2.96)	(0.30)	(8.15)	(2.36)	(1.91)
Operating expenses (2)	(11.74)	(14.69)	(5.46)	(0.88)	(4.82)	(7.24)	(8.97)
Netback prior to hedging	28.67	19.67	31.84	1.67	0.63	15.91	38.67
Hedging gain (loss) (3)	5.25	—	—	0.68	—	4.12	(2.13)
Netback after hedging	33.92	19.67	31.84	2.35	0.63	20.03	36.54
% of total netback	49	1	5	45	—	100	100

(1)	Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A.

(2)
Composed of direct costs incurred to operate crude oil and natural gas wells. A number of assumptions have been made in allocating these costs between crude oil, heavy oil, condensate, natural gas and NGLs production.

(3)	Includes realized cash gains and losses on risk management contracts.
Royalties
ARC pays royalties to the respective provincial governments and landowners of the four western Canadian provinces in which it operates. Approximately 79 per cent of these royalties are Crown royalties. Each province that ARC operates in has established a separate and distinct royalty regime which impacts ARC’s average corporate royalty rate.
In British Columbia, the majority of ARC’s royalty expense stems from production of natural gas and associated liquids. While condensate and NGLs have a flat royalty rate of 20 per cent of sales revenue, the royalty rates for natural gas

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are based on the drill date of a well and a producer price. In Alberta, the majority of ARC’s royalties are related to oil production where royalty rates are based on reference prices, production levels and well depths. Similarly, most royalties remitted in Saskatchewan and Manitoba relate to oil production. Royalty calculations in these provinces are based on the classification of the oil product and well productivity.
Each province has various incentive programs in place to promote drilling by reducing the overall royalty expense for producers and offsetting gathering and processing costs. In most cases, the incentive period lasts for a finite period of time (usually 12 months upon commencement of production), after which point the royalty rate usually increases depending on the production rate of the well and prevailing market commodity prices.
Total royalties as a percentage of pre-hedged commodity product sales revenue decreased from 14.5 per cent ($8.41 per boe) in the first quarter of 2014 to 9.9 per cent ($2.80 per boe) in the first quarter of 2015 reflecting the decrease in average commodity prices during that time period. Total royalties decreased from $80 million in the first quarter of 2014 to $30.4 million in the first quarter of 2015 as a result of weakened commodity prices.
Operating and Transportation Expenses
Operating expenses decreased to $7.24 per boe in the first quarter of 2015 compared to $8.97 per boe in the first quarter of 2014. On an absolute dollar basis, operating expenses have decreased by $7 million or eight per cent for the first quarter of 2015 as compared to the first quarter of 2014. Electricity costs were lower in the first quarter of 2015 than in the first quarter of 2014 with an average Alberta Power Pool Rate of $29.14 per megawatt hour in 2015 as compared to an average of $61.75 per megawatt hour during the first quarter of 2014. Additionally, operating costs have been reduced in various operating areas as a result of diligent cost control efforts including negotiating service cost decreases with many of ARC's suppliers. On a per boe basis, ARC's operating costs were lower for the first quarter of 2015 compared to the same period of 2014 as in addition to lower overall operating costs, additional production volumes were brought on-stream lowering average corporate operating costs.
ARC hedges a portion of its electricity costs using financial risk management contracts that do not qualify for hedge accounting. The gains and losses associated with these contracts are included within gains and losses on risk management contracts on the condensed interim consolidated statements of income (the "statements of income"). Had these contracts been recognized within operating expenses, ARC’s operating expenses would have been increased by $0.05 per boe for the three months ended March 31, 2015 as a result of a realized loss of $0.5 million during the period.
Transportation expense was $2.36 per boe during the first quarter of 2015 as compared to $1.91 per boe in the first quarter of 2014. This increase in transportation charges during the first quarter of 2015 relative to the first quarter of 2014 is primarily related to increased production volumes in the Parkland and Tower areas where the majority of liquids volumes are currently transported by truck. ARC has entered into additional pipeline transportation contracts commencing in April 2015 which is expected to reduce the volume of production being transported by truck and overall transportation cost.
G&A Expenses and Long-Term Incentive Compensation
G&A, prior to long-term incentive compensation expense and net of capitalized G&A and overhead recoveries on operated properties, increased by seven per cent to $16.5 million in the first quarter of 2015 from $15.4 million in the first quarter of 2014. While G&A expenses before the impact of recoveries and capitalized G&A saw a modest increase from the first quarter of 2014 to the first quarter of 2015, there was a seven per cent reduction in capitalized G&A and overhead recoveries during the same period. This reduction is related to reduced capital spending in the quarter.

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Table 17 is a breakdown of G&A and long-term incentive compensation expenses:
Table 17

	Three Months Ended
	March 31
G&A and Long-term Incentive Compensation	2015	2014	% Change
($ millions, except per boe)
G&A expenses (1)	27.2	26.9	1
Capitalized G&A and overhead recoveries	(10.7)	(11.5)	(7)
G&A expenses before long-term incentive plans	16.5	15.4	7
G&A – long-term incentive plans (2)	(5.8)	4.5	(229)
Total G&A and long-term incentive compensation expenses	10.7	19.9	(46)
Total G&A and long-term incentive compensation expenses per boe	0.99	2.09	(53)

(1)	Includes expenses recognized under the DSU Plan.

(2)	Comprised of expenses recognized under the RSU, PSU and Stock Option Plans.
Long-Term Incentive Plans – Restricted Share Unit & Performance Share Unit Plan, Share Option Plan, and Deferred Share Unit Plan
Restricted Share Unit and Performance Share Unit Plan
The RSU and PSU Plan is designed to offer each eligible employee and officer (the “plan participants”) cash compensation in relation to the underlying value of a specified number of share units. The RSU and PSU Plan consists of RSUs for which the number of units is fixed and will vest over a period of three years and PSUs for which the number of units is variable and will vest at the end of three years.
Upon vesting, the plan participant is entitled to receive a cash payment based on the underlying value of the share units plus accrued dividends. The cash compensation issued upon vesting of the PSUs is dependent upon the total return performance of ARC compared to its peers. Total return is calculated as a sum of the change in the market price of the common shares in the period plus the amount of dividends in the period. A performance multiplier is applied to the PSUs based on the percentile rank of ARC’s total shareholder return compared to its peers. The performance multiplier ranges from zero if ARC’s performance ranks in the bottom quartile, to two for top quartile performance.
ARC recorded a G&A recovery of $6.6 million during the first quarter of 2015 in accordance with the RSU and PSU Plan, as compared to an expense of $3.9 million during the first quarter of 2014. During the first quarter of 2015, ARC recognized a reduction in compensation charges associated with a lower estimated performance multiplier for its PSU awards relative to what ARC had been estimating in the fourth quarter of 2014. The reduction in compensation charges associated with a lower performance multiplier estimate was further supported by a reduction to the valuation of awards at March 31, 2015, as ARC's share price decreased from $25.16 per share at December 31, 2014 to $21.76 at March 31, 2015.
During the three months ended March 31, 2015, ARC made cash payments of $14.4 million in respect of the RSU and PSU Plan ($17.3 million for the three months ended March 31, 2014). Of these payments, $11 million were in respect of amounts recorded to G&A expenses ($12.6 million for the three months ended March 31, 2014) and $3.4 million were in respect of amounts recorded to operating expenses and capitalized as PP&E and E&E assets ($4.7 million for the three months ended March 31, 2014). These amounts were accrued in prior periods.
Table 18 shows the changes to the RSU and PSU Plan during 2015:
Table 18

RSU and PSU Plan (number of units, thousands)	RSUs	PSUs (1)	Total RSUs and PSUs
Balance, December 31, 2014	625	1,513	2,138
Granted	212	314	526
Distributed	(147)	(246)	(393)
Forfeited	(9)	(23)	(32)
Balance, March 31, 2015	681	1,558	2,239

(1)	Based on underlying units before any effect of the performance multiplier.

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The liability associated with the RSUs and PSUs granted is recognized in the statements of income over the vesting period while being adjusted each period for changes in the underlying share price, accrued dividends and the number of PSUs expected to be issued on vesting. In periods where substantial share price fluctuation occurs, ARC’s G&A expenses are subject to greater volatility.
Due to the variability in the future payments under the plan, ARC estimates that between $15.2 million and $85.6 million will be paid out in 2015 through 2018 based on the current share price, accrued dividends, and ARC’s market performance relative to its peers. Table 19 is a summary of the range of future expected payments under the RSU and PSU Plan based on variability of the performance multiplier and units outstanding under the RSU and PSU Plan as at March 31, 2015:
Table 19

Value of RSU and PSU Plan as at
March 31, 2015	Performance multiplier
(units thousands and $ millions, except per share)	—	1.0	2.0
Estimated units to vest
RSUs	699	699	699
PSUs	—	1,617	3,234
Total units (1)	699	2,316	3,933
Share price (2)	21.76	21.76	21.76
Value of RSU and PSU Plan upon vesting (3)	15.2	50.4	85.6
2015	3.6	9.6	15.7
2016	6.2	18.0	29.9
2017	3.8	14.3	24.8
2018	1.6	8.5	15.2

(1)	Includes additional estimated units to be issued under the RSU and PSU Plan for dividends accrued to date.

(2)
Values will fluctuate over the vesting period based on the volatility of the underlying share price. Assumes a future share price of $21.76, which is based on the closing share price at March 31, 2015.

(3)	Upon vesting, a cash payment is made for the value of the share units, equivalent to the current market price of the underlying common shares plus accrued dividends.
Share Option Plan
Share options are granted to employees and consultants of ARC, vesting evenly on the fourth and fifth anniversaries of their respective grant dates, and have a maximum term of seven years. The option holder has the right to exercise the options at the original exercise price or at a reduced exercise price, equal to the exercise price at grant date less all dividends paid subsequent to the grant date and prior to the exercise date.
At March 31, 2015, ARC had 2.5 million share options outstanding under this plan, representing less than one per cent of outstanding shares, with a weighted average exercise price of $23.13 per share. At March 31, 2015, approximately 0.2 million share options were exercisable with a weighted average exercise price of $22.31 per share. Compensation expense of $0.8 million has been recorded during the first quarter of 2015 compared to $0.6 million for the first quarter of 2014, and is included within G&A expenses.
Deferred Share Unit Plan
ARC has a DSU Plan for its non-employee directors under which each director receives a minimum of 60 per cent of their total annual remuneration in the form of DSUs. Each DSU fully vests on the date of grant but is settled in cash only when the director has ceased to be a member of the Board. For the three months ended March 31, 2015, a G&A recovery of $0.3 million was recorded in relation to the DSU Plan (expense of $0.6 million in 2014).
Interest and Financing Charges
Interest and financing charges increased eight per cent to $12.9 million in the first quarter of 2015 from $12 million in the first quarter of 2014. The increase in interest charges primarily reflect the increased value of the US dollar relative to the Canadian dollar during the first quarter of 2015 as compared to the first quarter of 2014 as ARC's debt and related interest obligations are primarily held in US dollars.
At March 31, 2015, ARC had $1,065.9 million of long-term debt outstanding, including a current portion of $53.6 million that is due for repayment within the next 12 months. ARC's debt balance is fixed at a weighted average interest rate of 4.51 per cent. Approximately 95 per cent (US$799.7 million) of ARC’s debt outstanding is denominated in US dollars.

ARC Resources Ltd.	Page 15

Foreign Exchange Gains and Losses
ARC recorded a foreign exchange loss of $88.1 million in the first quarter of 2015 compared to a loss of $29 million in the first quarter of 2014. The loss is primarily a result of an unrealized loss on the revaluation of ARC’s US dollar denominated debt outstanding from the period of December 31, 2014 to March 31, 2015 and reflects the change in value of the US dollar relative to the Canadian dollar from $1.1601 to $1.2683.
Table 20 shows the various components of foreign exchange losses:
Table 20

	Three Months Ended
	March 31
Foreign Exchange Gains and Losses ($ millions)	2015	2014	% Change
Unrealized loss on US denominated debt	(88.3)	(29.0)	204
Realized gain on US denominated transactions	0.2	—	(100)
Total foreign exchange loss	(88.1)	(29.0)	204
Taxes
ARC recorded a current income tax expense of $2.3 million in the first quarter of 2015 compared to $23.7 million during the first quarter of 2014. The reduction in current taxes reflects lower expected annual taxable income for 2015 related to decreased commodity prices.
During the first quarter of 2015, a deferred income tax expense of $13 million was recorded compared to a recovery of $8.6 million in the first quarter of 2014. For the three months ended March 31, 2015 as compared to the three months ended March 31, 2014, ARC’s increase in deferred tax expense is related primarily to an increase in unrealized gains on risk management contracts partially offset by increases to the value of ARC's ARO liability, unrealized losses on foreign exchange and temporary differences arising from the book basis of ARC's PP&E relative to its tax basis.
The income tax pools (detailed in Table 21) are deductible at various rates and annual deductions associated with the initial tax pools will decline over time.
Table 21

Income Tax Pool Type ($ millions)	March 31, 2015	Annual Deductibility
Canadian oil and gas property expense	684.9	10% declining balance
Canadian development expense	968.2	30% declining balance
Canadian exploration expense	—	100%
Undepreciated capital cost	827.9	Primarily 25% declining balance
Other	25.5	Various rates, 7% declining balance to 20%
Total federal tax pools	2,506.5
Additional Alberta tax pools	19.9	Various rates, 25% declining balance to 100%

DD&A Expense and Impairment Charges
ARC records DD&A expense on its PP&E over the individual useful lives of the assets employing the unit of production method using proved plus probable reserves and associated estimated future development capital required for its crude oil and natural gas assets, and a straight-line method for its corporate administrative assets. Assets in the E&E phase are not amortized. For the three months ended March 31, 2015, ARC recorded DD&A expense prior to any impairment of $165.3 million as compared to $149.8 million for the three months ended March 31, 2014, reflecting increased production volumes as well as increased capital spending on infrastructure as ARC continues to develop its own infrastructure to facilitate production in high-growth areas.
Impairment is recognized when the carrying value of an asset or group of assets exceeds its recoverable amount, defined as the higher of its value in use or fair value less cost to sell. Any asset impairment that is recorded is recoverable to its original value less any associated DD&A expense should there be indicators that the recoverable amount of the asset has increased in value since the time of recording the initial impairment. At March 31, 2015, an impairment charge of

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$13.4 million was recognized associated with non-core assets held for disposal located in the south central Alberta district. There were no impairment charges or recoveries recorded for the three months ended March 31, 2014. As future commodity prices remain volatile, impairment charges or recoveries could be recorded in future periods.
A breakdown of DD&A expense is summarized in Table 22:
Table 22

	Three Months Ended
	March 31
DD&A Expense ($ millions, except per boe amounts)	2015	2014	% Change
Depletion of oil and gas assets	163.7	148.3	10
Depreciation of administrative assets	1.6	1.5	7
Impairment charges	13.4	—	100
Total DD&A expense and impairment charges	178.7	149.8	19
DD&A rate before impairment per boe	15.26	15.75	(3)
DD&A and impairment rate per boe	16.50	15.75	5
Capital Expenditures, Acquisitions and Dispositions
Capital expenditures before acquisitions, dispositions or purchases of undeveloped land totaled $129.5 million in the first quarter of 2015 as compared to $242 million during the first quarter of 2014. This total includes development and production additions to PP&E of $129.8 million and other E&E asset adjustments of $0.3 million. PP&E expenditures include additions to oil and gas development and production assets and administrative assets. E&E expenditures include asset additions in areas that have been determined by Management to be in the E&E stage.
A breakdown of capital expenditures, acquisitions and dispositions is shown in Table 23:
Table 23

	Three Months Ended March 31
	2015			2014
Capital Expenditures ($ millions)	E&E	PP&E	Total	E&E	PP&E	Total	% Change
Geological and geophysical	(0.3)	2.6	2.3	1.4	4.5	5.9	(61)
Drilling and completions	—	83.0	83.0	9.5	149.6	159.1	(48)
Plant and facilities	—	43.7	43.7	9.8	65.2	75.0	(42)
Administrative assets	—	0.5	0.5	—	2.0	2.0	(75)
Total capital expenditures	(0.3)	129.8	129.5	20.7	221.3	242.0	(46)
Undeveloped land purchased at Crown land sales	—	1.4	1.4	—	5.8	5.8	(76)
Total capital expenditures including undeveloped land purchases	(0.3)	131.2	130.9	20.7	227.1	247.8	(47)
Acquisitions (1)	—	—	—	—	30.7	30.7	(100)
Dispositions (2)	—	(11.0)	(11.0)	—	—	—	100
Total capital expenditures, land purchases and net acquisitions and dispositions	(0.3)	120.2	119.9	20.7	257.8	278.5	(57)

(1)	Excludes $10.6 million of non-cash PP&E swaps transacted in the first quarter of 2015.

(2)	Represents proceeds and adjustments to proceeds from divestitures.
Subsequent to the end of the first quarter, ARC divested of certain non-core shallow gas assets located in southern Alberta. The divested properties had associated natural gas production of approximately 2,400 boe per day and 12 mmboe of proved plus probable natural gas reserves. Proceeds from the divestment were approximately $12 million.
ARC finances its capital expenditures with funds from operations that are available after deducting current period expenditures on site restoration and reclamation, net reclamation fund contributions, and dividends declared in the current period. Further funding is obtained by contributions from DRIP, SDP, and debt. ARC financed 100 per cent of

ARC Resources Ltd.	Page 17

the $130.8 million first quarter capital program with funds from operations and contributions from DRIP and SDP (93 per cent in the first quarter of 2014).
Table 24

	Three Months Ended March 31
	2015			2014
Source of Funding of Capital Expenditures and Net Acquisitions ($ millions)	Capital Expenditures including Land Purchases	Net Acquisitions	Total Expenditures	Capital Expenditures including Land Purchases	Net Acquisitions	Total Expenditures
Expenditures (1)	130.8	—	130.8	247.8	30.7	278.5
Funds from operations, net (%) (2)	70	—	70	79	—	70
Contributions from DRIP and SDP (%)	30	—	30	14	—	13
Debt (%)	—	—	—	7	100	17
Total (%)	100	—	100	100	100	100

(1)	Excludes capital expenditures attributable to non-cash stock options and non-cash property swaps, as well as proceeds from net dispositions.

(2)
Refer to the sections entitled "Funds from Operations" and “Additional GAAP Measures” contained within this MD&A. The percentage of capital expenditures that have been funded by funds from operations is determined as funds from operations that are available after deducting current period expenditures on site restoration and reclamation, net reclamation fund contributions, and dividends declared in the current period.

Asset Retirement Obligations and Reclamation Fund
At March 31, 2015, ARC has recorded an ARO liability of $640 million ($616.1 million at December 31, 2014) for the future abandonment and reclamation of ARC’s properties. The estimated ARO liability includes assumptions in respect of actual costs to abandon wells or reclaim the property, the time frame in which such costs will be incurred, as well as annual inflation factors in order to calculate the undiscounted total future liability. The future liability has been discounted at a liability-specific risk-free interest rate of 2.0 per cent (2.3 per cent at December 31, 2014).
Accretion charges of $3.6 million and $3.9 million for the three months ended March 31, 2015 and 2014, respectively, have been recognized in the statements of income to reflect the increase in the ARO liability associated with the passage of time.
Actual spending under ARC’s abandonment and reclamation program for the three months ended March 31, 2015 was $2 million ($3.2 million for 2014).
In 2005, ARC established a restricted reclamation fund to finance obligations specifically associated with its Redwater property. Minimum contributions to this fund will be approximately $63 million in total over the next 40 years. The balance of this fund totaled $31.5 million at March 31, 2015, compared to $35.2 million at December 31, 2014. Under the terms of ARC’s investment policy, cash in the reclamation fund can only be invested in certain securities and require a minimum credit rating for investments of A or higher.
Environmental stewardship is a core value at ARC and abandonment and reclamation activities continue to be made in a prudent, responsible manner with the oversight of the Health, Safety and Environment Committee of the Board. Ongoing abandonment expenditures for all of ARC’s assets including contributions to the Redwater reclamation fund are funded entirely out of funds from operations.

ARC Resources Ltd.	Page 18

Capitalization, Financial Resources and Liquidity
A breakdown of ARC’s capital structure as at March 31, 2015 and December 31, 2014 is outlined in Table 25:
Table 25

Capital Structure and Liquidity ($ millions, except per cent and ratio amounts)	March 31, 2015	December 31, 2014
Long-term debt (1)	1,065.9	1,074.8
Working capital deficit (surplus) (2)	(115.4)	181.1
Net debt obligations (3)	950.5	1,255.9
Market value of common shares (4)	7,383.2	8,036.1
Total capitalization (3)	8,333.7	9,292.0
Net debt as a percentage of total capitalization	11.4	13.5
Net debt to annualized funds from operations (3)	1.2	1.1

(1)	Includes a current portion of long-term debt of $53.6 million at March 31, 2015 and $49.5 million at December 31, 2014.

(2)
Working capital deficit is calculated as current liabilities less current assets as they appear on the condensed interim consolidated balance sheets (the "balance sheets"), and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale and ARO contained within liabilities associated with assets held for sale, as well as the current portion of long-term debt and current portion of ARO.

(3)	Refer to the section entitled "Additional GAAP Measures” contained within this MD&A.

(4)	Calculated using the total common shares outstanding at March 31, 2015 multiplied by the closing share price of $21.76 at March 31, 2015 (closing share price of $25.16 at December 31, 2014).
At March 31, 2015, ARC had total available credit facilities of approximately $2.3 billion with debt of $1,065.9 million currently drawn. After its $115.4 million working capital surplus, ARC has available credit of $1,309.5 million. ARC’s long-term debt balance includes a current portion of $53.6 million at March 31, 2015 ($49.5 million at December 31, 2014), reflecting principal payments that are due to be paid within the next 12 months. ARC intends to finance these obligations by using cash on hand or drawing on its syndicated credit facility at the time the payments are due.
On January 29, 2015, ARC issued 17.9 million common shares for aggregate gross proceeds of $402.7 million (net proceeds of $386.1 million) on a bought deal basis. The proceeds from this offering were used to temporarily reduce bank indebtedness, increase working capital and to fund ongoing capital expenditure programs.
ARC’s debt agreements contain a number of covenants, all of which were met as at March 31, 2015. These agreements are available at www.sedar.com. ARC calculates its covenants four times annually. The major financial covenants are described below:
Table 26

Covenant description	Estimated Position at March 31, 2015 (1)
Long-term debt and letters of credit not to exceed three and a quarter times annualized net income before non-cash items, income taxes and interest expense	1.0
Long-term debt, letters of credit, and subordinated debt not to exceed four times annualized net income before non-cash items, income taxes and interest expense	1.0
Long-term debt and letters of credit not to exceed 50 per cent of the book value of shareholders’ equity and long-term debt, letters of credit and subordinated debt	0.2

(1)	Estimated position, subject to final approval.
ARC’s long-term strategy is to target net debt between one and 1.5 times funds from operations and less than 20 per cent of total capitalization. This strategy results in manageable debt levels to date and has positioned ARC to remain well within its debt covenants.
ARC typically uses three markets to raise capital: equity, bank debt and long-term notes. Long-term notes are issued to large institutional investors normally with an average term of five to 12 years. The cost of this debt is based upon two factors: the current rate of long-term government bonds and ARC’s credit spread. ARC’s weighted average interest rate on its outstanding long-term notes is currently 4.51 per cent.

ARC Resources Ltd.	Page 19

Shareholders’ Equity
At March 31, 2015, there were 339.3 million shares outstanding, an increase of 19.9 million shares over shares issued at December 31, 2014. During the first quarter of 2015, ARC issued 17.9 million shares for aggregate gross proceeds of $402.7 million. The remaining two million shares issued are attributable to those issued to participants in the DRIP and SDP.
At March 31, 2015, ARC had 2.5 million share options outstanding under its Share Option Plan, representing less than one per cent of outstanding shares, with a weighted average exercise price of $23.13 per share. These options vest in equal parts on the fourth and fifth anniversaries of the grant date. At March 31, 2015, approximately 0.2 million share options were exercisable with a weighted average exercise price of $22.31 per share.
Dividends
In the first quarter of 2015, ARC declared dividends totaling $101.6 million ($0.30 per share) compared to $94.5 million ($0.30 per share) during the first quarter of 2014.
As a dividend-paying corporation, ARC declares monthly dividends to its shareholders. ARC continually assesses dividend levels in light of commodity prices, capital expenditure programs, and production volumes to ensure that dividends are in line with the long-term strategy and objectives of ARC as per the following guidelines:

•
To maintain a dividend policy that, in normal times, in the opinion of Management and the Board, is sustainable after factoring in the impact of current commodity prices on funds from operations. ARC’s objective is to normalize the effect of volatility of commodity prices rather than to pass that volatility onto shareholders in the form of fluctuating monthly dividends.

•
To maintain ARC’s financial flexibility, by reviewing ARC’s level of debt to equity and debt to funds from operations. The use of funds from operations and proceeds from equity offerings to fund capital development activities reduces the need to use debt to finance these expenditures.

ARC is focused on value creation, with the dividend being a key component of its business strategy. ARC believes that it is positioned to sustain current dividend levels despite the volatile commodity price environment. ARC’s first quarter dividend was equal to 53 per cent of first quarter 2015 funds from operations.
The actual amount of future monthly dividends is proposed by Management and is subject to the approval and discretion of the Board. The Board reviews future dividends in conjunction with their review of quarterly financial and operating results. Dividends are taxable to the shareholder irrespective of whether payment is received in cash or shares via the DRIP. In the case of shares issued via the SDP, dividends received are converted to a future capital gain to the recipient. Shareholders should consult their own tax advisors with respect to tax implications of dividends received in cash or via the DRIP or SDP in their particular circumstances.
On April 16, 2015, ARC confirmed that a dividend of $0.10 per common share designated as an eligible dividend will be paid on May 15, 2015 to shareholders of record on April 30, 2015 with an ex-dividend date of April 28, 2015.
Please refer to ARC’s website at www.arcresources.com for details of the estimated monthly dividend amounts and dividend dates for 2015.
Environmental Initiatives Impacting ARC
There are no new material environmental initiatives impacting ARC at this time.
Contractual Obligations and Commitments
During the three months ended March 31, 2015, there were no material changes to ARC's commitments and contingencies from those presented as at December 31, 2014.
Off-Balance Sheet Arrangements
ARC has certain lease agreements which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases on the balance sheet as of March 31, 2015.

ARC Resources Ltd.	Page 20

Critical Accounting Estimates
ARC has continuously refined and documented its management and internal reporting systems to ensure that accurate, timely, internal and external information is gathered and disseminated.
ARC’s financial and operating results incorporate certain estimates including:

•	estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

•	estimated capital expenditures on projects that are in progress;

•	estimated DD&A charges that are based on estimates of oil and gas reserves that ARC expects to recover in the future;

•
estimated fair values of financial instruments that are subject to fluctuation depending upon the underlying commodity prices, foreign exchange rates and interest rates, volatility curves and the risk of non-performance;

•	estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures;

•	estimated future recoverable value of PP&E and goodwill and any associated impairment charges or recoveries; and

•
estimated compensation expense under ARC’s share-based compensation plans including the PSU Plan that is based on an adjustment to the final number of PSU awards that eventually vest based on a performance multiplier.

ARC has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates. For further information on the determination of certain estimates inherent in the financial statements, refer to Note 5 “Management Judgments and Estimation Uncertainty” in the audited consolidated financial statements for the year ended December 31, 2014.
ARC’s leadership team’s mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with ARC’s environmental, health and safety policies.
ASSESSMENT OF BUSINESS RISKS
The ARC management team is focused on long-term strategic planning and has identified the key risks, uncertainties and opportunities associated with ARC’s business that can impact the financial results. They include, but are not limited to:

•	volatility of oil and natural gas prices;

•	refinancing and debt service;

•	access to capital markets;

•	retention of key personnel;

•	operational matters;

•	reserves and resources estimates;

•	depletion of reserves and maintenance of dividend;

•	counterparty risk;

•	variations in interest rates and foreign exchange rates;

•	changes in income tax legislation;

•	changes in government royalty legislation;

ARC Resources Ltd.	Page 21

•	acquisitions;

•	environmental concerns and related impact on operations; and

•	regulation of the oil and natural gas industry by various levels of government and governmental agencies.
Additional information is available in ARC’s Annual Information Form that is filed on SEDAR at www.sedar.com.
PROJECT RISKS
ARC manages a variety of small and large projects and plans to continue with the development of several capital projects throughout 2015. Project delays may impact expected revenues from operations. Significant project cost overruns could make a project uneconomic. ARC's ability to execute projects and market oil and natural gas depends upon numerous factors beyond its control, including:

•	availability of processing capacity;

•	availability and proximity of pipeline capacity;

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•	availability of storage capacity;

•	supply of and demand for oil and natural gas;

•	availability of alternative fuel sources;

•	effects of inclement weather;

•	availability of drilling and related equipment;

•	unexpected cost increases;

•	accidental events;

•	changes in regulations; and

•	availability and productivity of skilled labour.
Because of these factors, ARC could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that ARC produces.
Internal Control over Financial Reporting
ARC is required to comply with National Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings,” otherwise referred to as Canadian Sarbanes Oxley (“C-Sox”). The certification of interim filings for the interim period ended March 31, 2015 requires that ARC disclose in the interim MD&A any changes in ARC’s internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect, ARC’s internal control over financial reporting. ARC confirms that no such changes were made to its internal controls over financial reporting during the three months ended March 31, 2015.
FINANCIAL REPORTING UPDATE
Future Accounting Policy Changes
In May 2014, the IASB issued IFRS 15 "Revenue from Contracts with Customers," which replaces IAS 18 "Revenue," IAS 11 "Construction Contracts," and related interpretations. The standard is required to be adopted either retrospectively or using a modified transition approach for fiscal years beginning on or after January 1, 2017, with earlier adoption permitted. IFRS 15 will be applied by ARC on January 1, 2017 and the Company is currently evaluating the impact of the standard on ARC's financial statements.
In July 2014, the IASB completed the final elements of IFRS 9 "Financial Instruments." The Standard supersedes earlier versions of IFRS 9 and completes the IASB’s project to replace IAS 39 "Financial Instruments: Recognition and Measurement." IFRS 9, as amended, includes a principle-based approach for classification and measurement of financial assets, a single 'expected loss’ impairment model and a substantially-reformed approach to hedge accounting. The Standard will come into effect for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. IFRS 9 will be applied by ARC on January 1, 2018 and the Company is currently evaluating the impact of the standard on ARC's financial statements.
Non-GAAP Measures
Management uses certain key performance indicators (“KPIs”) and industry benchmarks such as operating netbacks (“netbacks”), finding, development and acquisition costs, net asset value, and total returns to analyze financial and operating performance. Management feels that these KPIs and benchmarks are key measures of profitability for ARC and provide investors with information that is commonly used by other oil and gas companies. These KPIs and benchmarks as presented do not have any standardized meaning prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other entities.
Additional GAAP Measures
All additional GAAP Measures described below do not have a standardized meaning prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

Funds from Operations
Funds from operations is defined as net income excluding the impact of non-cash DD&A and impairment charges, accretion of ARO, E&E expense, deferred tax expense and recovery, unrealized gains and losses on risk management contracts, unrealized gains and losses on foreign exchange, gains on disposal of petroleum and natural gas properties, unrealized gains and losses on short-term investments, non-cash lease inducement charges, share option expense, and is further adjusted to include any portion of unrealized gains and losses on risk management contracts settled annually that relate to current period production. ARC considers funds from operations to be a key measure of operating performance as it demonstrates ARC’s ability to generate the necessary funds to fund future growth through capital investment and to repay debt. Management believes that such a measure provides a better assessment of ARC’s operations on a continuing basis by eliminating certain non-cash charges and charges that are nonrecurring, while respecting that certain risk management contracts that are settled on an annual basis are intended to protect prices on product sales occurring throughout the year. From a business perspective, the most directly comparable measure of funds from operations calculated in accordance with GAAP is net income.
Net Debt
Net debt is defined as long-term debt plus working capital surplus or deficit. Working capital surplus or deficit is calculated as current liabilities less current assets as they appear on the balance sheets, and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale and ARO contained within liabilities associated with assets held for sale, as well as the current portion of long-term debt and current portion of ARO.
Total Capitalization
Total capitalization is defined as total shares outstanding multiplied by the closing share price on the Toronto Stock Exchange plus net debt outstanding. Total capitalization is used by ARC in analyzing its balance sheet strength and liquidity.
Forward-looking Information and Statements
This MD&A contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect," "anticipate," "continue," "estimate," "objective," "ongoing," "may," "will," "project," "should," "believe," "plans," "intends," "strategy," and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this MD&A contains forward-looking information and statements pertaining to the following: ARC’s financial goals under the heading “About ARC Resources Ltd.," ARC’s view of future crude oil, natural gas, condensate and NGLs pricing under the heading “Economic Environment,” ARC’s guidance for 2015 under the heading “2015 Annual Guidance and Financial Highlights,” ARC’s intentions in the future regarding hedging under the heading “Risk Management,” ARC’s view as to future transportation costs under the heading “Operating and Transportation Expenses,” the estimated future payments under the RSU and PSU Plan under the heading “Long-Term Incentive Plans – Restricted Share Unit & Performance Share Unit Plan, Share Option Plan, and Deferred Share Unit Plan,” the information relating to the 2015 capital program under the heading “Capital Expenditures, Acquisitions and Dispositions,” the financing information relating to raising capital under the heading "Capitalization, Financial Resources and Liquidity," ARC's belief in relation to maintaining current dividend levels under the heading "Dividends," ARC’s estimates of normal course obligations under the heading “Contractual Obligations and

ARC Resources Ltd.	Page 23

Commitments,” and a number of other matters, including the amount of future asset retirement obligations, future liquidity and financial capacity, future results from operations and operating metrics, future costs, expenses and royalty rates, future interest costs, and future development, exploration, acquisition and development activities (including drilling plans) and related capital expenditures.
The forward-looking information and statements contained in this MD&A reflect several material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and cash flow to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.
The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third-party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this MD&A and in ARC's Annual Information Form).
The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ARC Resources Ltd.	Page 24

GLOSSARY
The following is a list of abbreviations that may be used in this MD&A:
Measurement
bbl        barrel
bbl/d        barrels per day
mbbls        thousand barrels
mmbbls        million barrels

boe (1)        barrels of oil equivalent
boe/d (1)        barrels of oil equivalent per day
mboe (1)        thousands of barrels of oil equivalent
mmboe (1)    millions of barrels of oil equivalent

mcf        thousand cubic feet
mcf/d        thousand cubic feet per day
MMcf        million cubic feet
MMcf/d        million cubic feet per day
bcf        billion cubic feet

MMbtu        million British Thermal Units
GJ        gigajoule

(1) Where applicable in this MD&A natural gas has been converted to boe based on a conversion ratio of six mcf to one bbl. The boe rate is based on an energy equivalent conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing a conversion ratio of 6:1 may be misleading as an indication of value.

Financial and Business Environment
ARO        asset retirement obligations
DD&A        depreciation, depletion and amortization
DRIP        Dividend Reinvestment Program
DSU        Deferred Share Unit
E&E        intangible exploration and evaluation
GAAP        generally accepted accounting principles
G&A        general and administrative
IFRS        International Financial Reporting Standards
MSW        Mixed Sweet Blend
NGLs        natural gas liquids
NYMEX        New York Mercantile Exchange
PP&E        property, plant and equipment
PSU        Performance Share Unit
RSU        Restricted Share Unit
SDP        Stock Dividend Program
WTI        West Texas Intermediate

ARC Resources Ltd.	Page 25

QUARTERLY HISTORICAL REVIEW

($ millions, except per share amounts)	2015	2014				2013
FINANCIAL	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Sales of crude oil, natural gas, condensate, NGLs and other income	306.6	454.1	535.2	567.0	551.4	425.0	417.4	403.4
Per share, basic (1)	0.92	1.43	1.69	1.79	1.75	1.36	1.34	1.30
Per share, diluted (1)	0.92	1.42	1.68	1.79	1.75	1.35	1.34	1.30
Funds from operations (2)	191.5	251.7	284.2	295.8	292.3	237.8	220.4	201.2
Per share, basic (1)	0.57	0.79	0.90	0.94	0.93	0.76	0.71	0.65
Per share, diluted (1)	0.57	0.79	0.89	0.93	0.93	0.76	0.71	0.65
Net income (loss)	(1.7)	113.7	90.3	147.4	29.4	13.6	86.9	93.3
Per share, basic (1)	(0.01)	0.36	0.28	0.47	0.09	0.04	0.28	0.30
Per share, diluted (1)	(0.01)	0.36	0.28	0.47	0.09	0.04	0.28	0.30
Dividends declared	101.6	95.7	95.2	94.8	94.5	94.0	93.7	93.4
Per share (1)	0.30	0.30	0.30	0.30	0.30	0.30	0.30	0.30
Total assets	6,588.8	6,325.5	6,095.5	5,988.7	5,949.5	5,736.0	5,599.2	5,548.1
Total liabilities	2,704.2	2,773.7	2,603.5	2,531.1	2,580.7	2,339.9	2,156.6	2,132.6
Net debt outstanding (3)	950.5	1,255.9	1,152.8	1,061.9	1,096.0	1,011.5	936.5	883.7
Weighted average shares outstanding	333.2	318.6	317.2	315.9	314.7	313.5	312.2	310.9
Weighted average shares outstanding, diluted	333.5	319.1	317.8	316.6	315.2	313.9	312.5	311.2
Shares outstanding, end of period	339.3	319.4	317.8	316.5	315.3	314.1	312.8	311.5
CAPITAL EXPENDITURES
Geological and geophysical	2.3	4.7	3.5	3.5	5.9	6.6	4.5	3.1
Drilling and completions	83.0	164.4	154.9	181.6	159.1	140.9	179.2	106.7
Plant and facilities	43.7	78.2	58.8	49.4	75.0	58.8	65.6	59.8
Administrative assets	0.5	2.0	1.0	1.6	2.0	1.4	1.0	1.1
Total capital expenditures	129.5	249.3	218.2	236.1	242.0	207.7	250.3	170.7
Undeveloped land purchased at Crown land sales	1.4	18.0	21.9	16.6	5.8	3.5	8.9	0.7
Total capital expenditures including undeveloped land purchases	130.9	267.3	240.1	252.7	247.8	211.2	259.2	171.4
Acquisitions	—	—	37.3	5.5	30.7	12.4	12.6	2.4
Dispositions	(11.0)	(2.4)	(5.1)	(31.8)	—	0.5	(53.6)	(28.2)
Total capital expenditures, land purchases and net acquisitions and dispositions	119.9	264.9	272.3	226.4	278.5	224.1	218.2	145.6
OPERATING
Production
Crude oil (bbl/d)	35,851	37,442	35,871	35,317	37,478	35,542	31,438	31,635
Condensate (bbl/d)	3,591	3,448	3,862	4,462	2,887	2,580	2,235	2,150
Natural gas (MMcf/d)	459.6	432.1	424.5	397.2	369.6	359.4	348.9	340.8
NGLs (bbl/d)	4,314	5,075	5,056	4,179	3,743	2,868	2,687	2,859
Total (boe/d)	120,354	117,986	115,530	110,165	105,699	100,883	94,515	93,436
Average realized prices, prior to hedging
Crude oil ($/bbl)	48.73	72.49	93.34	102.14	95.58	82.85	101.43	89.18
Condensate ($/bbl)	49.12	74.04	95.55	103.72	100.11	88.72	96.70	91.08
Natural gas ($/mcf)	3.05	4.15	4.46	4.99	5.60	3.61	2.94	3.89
NGLs ($/bbl)	16.07	32.69	39.61	39.51	48.54	41.47	36.80	29.25
Oil equivalent ($/boe)	28.20	41.78	50.28	56.44	57.91	45.51	47.94	47.36
TRADING STATISTICS
($, based on intra-day trading)
High	25.87	29.85	32.60	33.68	30.66	29.95	28.65	28.90
Low	20.75	22.70	28.54	30.30	27.52	25.68	24.71	25.73
Close	21.76	25.16	29.55	32.49	30.45	29.57	26.27	27.53
Average daily volume (thousands)	1,944	1,886	1,205	1,037	1,248	1,030	1,004	1,074

(1)
Per share amounts (with the exception of dividends per share which are based on the number of shares outstanding at each dividend record date) are based on weighted average shares outstanding during the period.

(2)	Refer to the sections entitled "Funds from Operations" and “Additional GAAP Measures” contained within this MD&A.

(3)	Refer to the sections entitled "Capitalization, Financial Resources and Liquidity" and “Additional GAAP Measures” contained within this MD&A.

ARC Resources Ltd.	Page 26

ARC RESOURCES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(Cdn$ millions)	March 31, 2015	December 31, 2014

ASSETS
Current assets
Cash and cash equivalents	190.6	7.1
Short-term investment	4.0	3.6
Accounts receivable	134.7	165.0
Prepaid expenses	14.7	14.3
Risk management contracts (Note 8)	143.3	131.8
Assets held for sale (Note 5)	74.3	5.8
	561.6	327.6
Reclamation fund	31.5	35.2
Risk management contracts (Note 8)	196.5	128.0
Intangible exploration and evaluation assets (Note 4)	266.1	266.4
Property, plant and equipment (Note 5)	5,284.9	5,320.1
Goodwill	248.2	248.2
Total assets	6,588.8	6,325.5

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	194.7	339.1
Current portion of long-term debt (Note 6)	53.6	49.5
Current portion of asset retirement obligations (Note 7)	13.0	13.0
Dividends payable	33.9	32.0
Risk management contracts (Note 8)	1.5	1.0
Liabilities associated with assets held for sale (Note 5)	62.3	5.5
	359.0	440.1
Risk management contracts (Note 8)	2.8	1.0
Long-term debt (Note 6)	1,012.3	1,025.3
Long-term incentive compensation liability (Note 10)	19.5	29.1
Other deferred liabilities	15.4	15.8
Asset retirement obligations (Note 7)	627.0	603.1
Deferred taxes	668.2	659.3
Total liabilities	2,704.2	2,773.7
Commitments and contingencies (Note 11)

SHAREHOLDERS’ EQUITY
Shareholders’ capital	4,386.0	3,951.1
Contributed surplus	9.5	8.6
Deficit	(511.2)	(407.9)
Accumulated other comprehensive income	0.3	—
Total shareholders’ equity	3,884.6	3,551.8
Total liabilities and shareholders’ equity	6,588.8	6,325.5
See accompanying notes to the condensed interim consolidated financial statements.

ARC Resources Ltd.	Page 27

ARC RESOURCES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended March 31

(Cdn$ millions, except per share amounts)	2015	2014

REVENUE
Sales of crude oil, natural gas, condensate, natural gas liquids and other income	306.6	551.4
Royalties	(30.4)	(80.0)
	276.2	471.4

Gain (loss) on risk management contracts (Note 8)	122.3	(109.4)
	398.5	362.0

EXPENSES
Transportation	25.6	18.1
Operating	78.4	85.4
General and administrative	10.7	19.9
Interest and financing charges	12.9	12.0
Accretion of asset retirement obligations (Note 7)	3.6	3.9
Depletion, depreciation, amortization and impairment (Note 5)	178.7	149.8
Loss on foreign exchange	88.1	29.0
Gain on short-term investment	(0.4)	(0.6)
Gain on disposal of petroleum and natural gas properties	(12.7)	—
	384.9	317.5
Provision for (recovery of) income taxes
Current	2.3	23.7
Deferred	13.0	(8.6)
	15.3	15.1

Net income (loss)	(1.7)	29.4

Net income (loss) per share (Note 9)
Basic	(0.01)	0.09
Diluted	(0.01)	0.09
See accompanying notes to the condensed interim consolidated financial statements.

ARC Resources Ltd.	Page 28

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)
For the three months ended March 31

(Cdn$ millions, except per share amounts)	2015	2014

Net income (loss)	(1.7)	29.4
Other comprehensive income, net of tax
Net unrealized gain on reclamation fund investments	0.3	—
Other comprehensive income	0.3	—
Comprehensive income (loss)	(1.4)	29.4
See accompanying notes to the condensed interim consolidated financial statements.

ARC Resources Ltd.	Page 29

ARC RESOURCES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited)
For the three months ended March 31
(Cdn$ millions)	Shareholders’ Capital	Contributed Surplus	Deficit	Accumulated other comprehensive income	Total Shareholders’ Equity
December 31, 2013	3,800.8	3.8	(408.5)	—	3,396.1
Shares issued pursuant to the dividend reinvestment program	28.2	—	—	—	28.2
Shares issued pursuant to the stock dividend program	7.9	—	—	—	7.9
Cancellation of shares and return of accrued dividends	(0.8)	1.9	—	—	1.1
Issued under share option plans (Note 10)	—	0.6	—	—	0.6
Comprehensive income	—	—	29.4	—	29.4
Dividends declared	—	—	(94.5)	—	(94.5)
March 31, 2014	3,836.1	6.3	(473.6)	—	3,368.8

December 31, 2014	3,951.1	8.6	(407.9)	—	3,551.8
Shares issued for cash	402.7	—	—	—	402.7
Shares issued pursuant to the dividend reinvestment program	33.6	—	—	—	33.6
Shares issued pursuant to the stock dividend program	11.0	—	—	—	11.0
Share issue costs (1)	(12.4)	—	—	—	(12.4)
Issued under share option plans (Note 10)	—	0.9	—	—	0.9
Comprehensive income	—	—	(1.7)	0.3	(1.4)
Dividends declared	—	—	(101.6)	—	(101.6)
March 31, 2015	4,386.0	9.5	(511.2)	0.3	3,884.6

(1) Amount is net of deferred tax of $4.2 million.
See accompanying notes to the condensed interim consolidated financial statements.

ARC Resources Ltd.	Page 30

ARC RESOURCES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three months ended March 31

(Cdn$ millions)	2015	2014
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss)	(1.7)	29.4
Add items not involving cash:
Unrealized loss (gain) on risk management contracts	(77.7)	89.2
Accretion of asset retirement obligations (Note 7)	3.6	3.9
Depletion, depreciation, amortization and impairment (Note 5)	178.7	149.8
Unrealized loss on foreign exchange	88.3	29.0
Gain on disposal of petroleum and natural gas properties	(12.7)	—
Deferred tax expense (recovery)	13.0	(8.6)
Other (Note 12)	—	(0.4)
Net change in other liabilities (Note 12)	(11.6)	(13.5)
Change in non-cash working capital (Note 12)	(34.2)	(19.5)
	145.7	259.3
CASH FLOW FROM FINANCING ACTIVITIES
Issuance (repayment) of long-term debt under revolving credit facilities, net	(83.8)	58.8
Repayment of senior notes	(12.5)	—
Issue of common shares (Note 9)	402.7	—
Share issue costs (Note 9)	(16.6)	—
Cash dividends paid	(54.9)	(58.3)
	234.9	0.5
CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties (Note 5)	—	(30.7)
Disposal of petroleum and natural gas properties	11.0	—
Property, plant and equipment development expenditures (Note 5)	(131.1)	(227.1)
Intangible exploration and evaluation asset expenditures (Note 4)	0.3	(20.7)
Net reclamation fund withdrawals	4.0	0.8
Change in non-cash working capital (Note 12)	(81.3)	27.5
	(197.1)	(250.2)
INCREASE IN CASH AND CASH EQUIVALENTS	183.5	9.6
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7.1	—
CASH AND CASH EQUIVALENTS, END OF PERIOD	190.6	9.6
The following are included in cash flow from operating activities:
Income taxes paid in cash	37.6	13.2
Interest paid in cash	15.8	11.5
See accompanying notes to the condensed interim consolidated financial statements.

ARC Resources Ltd.	Page 31

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
March 31, 2015 and 2014

1.	STRUCTURE OF THE BUSINESS
The principal undertakings of ARC Resources Ltd. and its subsidiaries (collectively the “Company” or “ARC”) are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets.
ARC was incorporated in Canada and the Company’s registered office and principal place of business is located at 1200, 308 – 4th Avenue SW, Calgary, Alberta, Canada T2P 0H7.

2.	BASIS OF PREPARATION
These condensed interim consolidated financial statements (the “financial statements”) have been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting" using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB"). These financial statements are condensed as they do not include all of the information required by IFRS for annual financial statements and therefore should be read in conjunction with ARC's audited consolidated financial statements for the year ended December 31, 2014. All financial information is reported in millions of Canadian dollars ("Cdn$"), unless otherwise noted. References to “US$” are to United States dollars.
The financial statements have been prepared on a historical cost basis, except as detailed in the accounting policies disclosed in Note 3 "Summary of Accounting Policies" of ARC’s audited consolidated financial statements for the year ended December 31, 2014. All accounting policies and methods of computation followed in the preparation of these financial statements are consistent with those of the previous financial year. There have been no changes to the use of estimates or judgments since December 31, 2014.
The financial statements include the accounts of ARC and its wholly owned subsidiaries, ARC Resources General Partnership and 1504793 Alberta Ltd. All inter-entity transactions have been eliminated.
These financial statements were authorized for issue by the Board of Directors on April 29, 2015.

3.	CHANGES IN ACCOUNTING POLICIES
Future Accounting Policy Changes
In May 2014, the IASB issued IFRS 15 "Revenue from Contracts with Customers," which replaces IAS 18 "Revenue," IAS 11 "Construction Contracts," and related interpretations. The standard is required to be adopted either retrospectively or using a modified transition approach for fiscal years beginning on or after January 1, 2017, with earlier adoption permitted. IFRS 15 will be applied by ARC on January 1, 2017 and the Company is currently evaluating the impact of the standard on ARC's financial statements.
In July 2014, the IASB completed the final elements of IFRS 9 "Financial Instruments." The Standard supersedes earlier versions of IFRS 9 and completes the IASB’s project to replace IAS 39 "Financial Instruments: Recognition and Measurement." IFRS 9, as amended, includes a principle-based approach for classification and measurement of financial assets, a single 'expected loss’ impairment model and a substantially-reformed approach to hedge accounting. The Standard will come into effect for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. IFRS 9 will be applied by ARC on January 1, 2018 and the Company is currently evaluating the impact of the standard on ARC's financial statements.

4.	INTANGIBLE EXPLORATION AND EVALUATION ASSETS

Carrying amount
Balance, December 31, 2014	266.4
Additions	0.1
Other	(0.4)
Balance, March 31, 2015	266.1

ARC Resources Ltd.	Page 32

ARC has certain E&E properties that have sales of petroleum products associated with production from test wells. For the three months ended March 31, 2015 and 2014, respectively, these operating results have been recognized in the condensed interim consolidated statements of income (the "statements of income") and comprised sales of crude oil, natural gas, condensate and natural gas liquids of $2.4 million and $2 million, royalties of $0.1 million and $0.2 million, operating expenses of $2.1 million and $1 million, and transportation expenses of $0.4 million $0.1 million. All cash flows associated with E&E assets for the three months ended March 31, 2015 and 2014 are reflected in cash flow from operating activities.

5.	PROPERTY, PLANT AND EQUIPMENT

Cost	Development and Production Assets	Administrative Assets	Total
Balance, December 31, 2014	7,917.1	61.4	7,978.5
Additions	130.7	0.5	131.2
Acquisitions	10.6	—	10.6
Change in asset retirement cost	84.6	—	84.6
Dispositions	(8.6)	—	(8.6)
Assets reclassified as held for sale	(189.0)	—	(189.0)
Balance, March 31, 2015	7,945.4	61.9	8,007.3

Accumulated depletion, depreciation, amortization and impairment
Balance, December 31, 2014	(2,630.3)	(28.1)	(2,658.4)
Depletion, depreciation, amortization and impairment	(177.1)	(1.6)	(178.7)
Accumulated depletion and impairment reclassified as held for sale	114.7	—	114.7
Balance, March 31, 2015	(2,692.7)	(29.7)	(2,722.4)

Carrying amounts
Balance, December 31, 2014	5,286.8	33.3	5,320.1
Balance, March 31, 2015	5,252.7	32.2	5,284.9
For the three months ended March 31, 2015, $7.7 million of direct and incremental general and administrative expenses were capitalized to property, plant and equipment ("PP&E") ($9.1 million for the three months ended March 31, 2014).

Assets held for sale
Balance, December 31, 2014	5.8
Additions	74.3
Disposals	(5.8)
Balance, March 31, 2015	74.3

ARC Resources Ltd.	Page 33

6.	LONG-TERM DEBT

	March 31, 2015	December 31, 2014
Syndicated credit facilities
Cdn$ denominated	—	83.8
Senior notes
Master Shelf Agreement
5.42% US$ note	35.7	32.6
4.98% US$ note	50.7	58.0
3.72% US$ note	190.2	174.0
2004 Note Issuance
5.10% US$ note	12.2	11.1
2009 note issuance
7.19% US$ note	34.2	31.3
8.21% US$ note	44.4	40.6
6.50% Cdn$ note	11.6	11.6
2010 note issuance
5.36% US$ note	190.2	174.0
2012 note issuance
3.31% US$ note	76.1	69.7
3.81% US$ note	380.6	348.1
4.49% Cdn$ note	40.0	40.0
Total long-term debt outstanding	1,065.9	1,074.8
Long-term debt due within one year	53.6	49.5
Long-term debt due beyond one year	1,012.3	1,025.3
At March 31, 2015, the fair value of all senior notes is $1,066.1 million ($974.4 million as at December 31, 2014), compared to a carrying value of $1,065.9 million ($991 million as at December 31, 2014).

7.	ASSET RETIREMENT OBLIGATIONS

	Three Months Ended March 31, 2015	Year Ended December 31, 2014
Balance, beginning of period	616.1	475.4
Increase in liabilities relating to development activities	1.9	12.6
Increase in liabilities relating to change in estimates and discount rate	82.7	174.2
Settlement of reclamation liabilities	(2.0)	(23.0)
Accretion	3.6	14.9
Dispositions	—	(32.5)
Reclassified as liabilities associated with assets held for sale	(62.3)	(5.5)
Balance, end of period	640.0	616.1
Expected to be incurred within one year	13.0	13.0
Expected to be incurred beyond one year	627.0	603.1
The Bank of Canada's long-term risk-free bond rate of 2 per cent (2.3 per cent at December 31, 2014) and an inflation rate of 2 per cent (2 per cent at December 31, 2014) were used to calculate the present value of the ARO liability at March 31, 2015.

ARC Resources Ltd.	Page 34

8.	FINANCIAL INSTRUMENTS AND MARKET RISK MANAGEMENT
Financial Instruments
ARC's financial instruments include cash and cash equivalents, short-term investment, accounts receivable, risk management contracts, reclamation fund assets, accounts payable and accrued liabilities, dividends payable, long-term debt, and long-term incentive compensation liability.
ARC’s financial instruments that are carried at fair value on the condensed interim consolidated balance sheets (the "balance sheets") include cash and cash equivalents, short-term investment, risk management contracts, and reclamation fund assets. The fair value of long-term debt is disclosed in Note 6. To estimate the fair value of these transactions, ARC uses quoted market prices when available, or third-party models and valuation methodologies that use observable market data. Fair value is measured using the assumptions that market participants would use, including transaction-specific details and non-performance risk.
All financial assets and liabilities for which fair value is measured or disclosed in the financial statements are further categorized using a three-level hierarchy that reflects the significance of the lowest level of inputs used in determining fair value:

•
Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

•	Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.
All of ARC’s financial instruments carried at fair value are transacted in active markets. ARC’s cash and cash equivalents, short-term investment, and reclamation fund assets are classified as Level 1 measurements and its risk management contracts and fair value disclosure for its long-term debt are classified as Level 2 measurements. ARC does not have any fair value measurements classified as Level 3.
ARC determines whether transfers have occurred between levels in the hierarchy by re-assessing its hierarchy classifications at each reporting date based on the lowest level input that is significant to the fair value measurement as a whole. There were no transfers between levels in the hierarchy in the three months ended March 31, 2015.
The carrying values of ARC's accounts receivable, accounts payable and accrued liabilities, dividends payable, and long-term incentive compensation liability approximate their fair values.
Financial Assets and Financial Liabilities Subject to Offsetting
ARC's risk management contracts are subject to master netting agreements that create a legally enforceable right to offset by counterparty the related financial assets and financial liabilities on the Company's balance sheets in all circumstances. ARC manages these contracts on the basis of its net exposure to market risks and therefore measures their fair value consistently with how market participants would price the net risk exposure at the reporting date under current market conditions.

ARC Resources Ltd.	Page 35

The following is a summary of ARC's financial assets and financial liabilities that are subject to offsetting as at March 31, 2015 and December 31, 2014:

	Gross Amounts of Recognized Financial Assets (Liabilities)	Gross Amounts of Recognized Financial Assets (Liabilities) Offset in Balance Sheet	Net Amounts of Financial Assets (Liabilities) Recognized in Balance Sheet Prior to Credit Risk Adjustment	Credit Risk Adjustment	Net Amounts of Financial Assets (Liabilities) Recognized in Balance Sheet
As at March 31, 2015
Risk management contracts
Current asset	168.5	(24.1)	144.4	(1.1)	143.3
Long-term asset	209.3	(11.2)	198.1	(1.6)	196.5
Current liability	(25.6)	24.1	(1.5)	—	(1.5)
Long-term liability	(14.0)	11.2	(2.8)	—	(2.8)
Net position	338.2	—	338.2	(2.7)	335.5

As at December 31, 2014
Risk management contracts
Current asset	151.0	(18.2)	132.8	(1.0)	131.8
Long-term asset	132.1	(3.1)	129.0	(1.0)	128.0
Current liability	(19.2)	18.2	(1.0)	—	(1.0)
Long-term liability	(4.1)	3.1	(1.0)	—	(1.0)
Net position	259.8	—	259.8	(2.0)	257.8
Risk Management Contracts
The following is a summary of all risk management contracts in place, excluding premiums, as at March 31, 2015.

Financial WTI Crude Oil Contracts (1)
			Volume	Bought Put	Sold Put	Sold Call
Term		Contract	bbl/d	US$/bbl	US$/bbl	US$/bbl
1-Apr-15	30-Jun-15	3-Way Collar	6,000	90.00	65.00	100.83

(1)	Settled on the monthly average price.

Financial Cdn$ WTI Crude Oil Contracts (2)
			Volume	Bought Put	Sold Call
Term		Contract	bbl/d	Cdn$/bbl	Cdn$/bbl
1-Apr-15	30-Sep-15	Collar	5,000	60.20	80.00
1-Apr-15	31-Dec-15	Collar	5,000	62.00	81.27
1-Jan-16	30-Jun-17	Collar	3,000	70.00	83.38

(2)	Settled on the monthly average price (monthly average US$/bbl multiplied by the Bank of Canada monthly average noon day rate).

Financial MSW Crude Oil Contracts (3)
			Volume	Sold Swap
Term		Contract	bbl/d	US$/bbl
1-Jul-15	30-Sep-15	Swap	1,000	(5.95)

(3)
Settled on the monthly average MSW differential to WTI. The MSW differential refers to the discount between WTI and the mixed sweet crude grade at Edmonton, calculated on a monthly weighted average basis.

ARC Resources Ltd.	Page 36

Financial NYMEX Natural Gas Contracts (4)
			Volume	Bought Put	Sold Call
Term		Contract	MMbtu/d	US$/MMbtu	US$/MMbtu
1-Apr-15	30-Apr-15	Collar	30,000	3.75	4.25
1-Apr-15	31-Dec-15	Collar	110,000	3.95	4.80
1-Apr-15	31-Dec-15	Collar	65,000	4.00	4.25
1-Apr-15	31-Dec-17	Collar	10,000	4.00	4.50
1-May-15	31-Dec-15	Collar	30,000	3.75	4.00
1-Jan-16	31-Dec-17	Collar	135,000	4.00	4.83
1-Jan-18	31-Dec-18	Collar	90,000	4.00	4.92
1-Jan-19	31-Dec-19	Collar	40,000	4.00	5.00
(4)    NYMEX Henry Hub "Last Day" Settlement.

Financial AECO Natural Gas Swap Contracts (5)
			Volume	Sold Swap
Term		Contract	GJ/d	Cdn$/GJ
1-Jan-16	31-Dec-16	Swap	20,000	3.00
(5)    AECO Monthly (7a) index.

Financial AECO Basis Swap Contracts (6)
			Volume	Ratio Sold Swap %
Term		Contract	MMbtu/d	AECO/NYMEX
1-Apr-15	31-Dec-15	Swap	130,000	90.5
1-Jul-15	31-Dec-15	Swap	30,000	85.2
1-Jan-16	31-Dec-16	Swap	140,000	90.3
1-Jan-17	31-Dec-17	Swap	140,000	90.2
1-Jan-18	30-Jun-18	Swap	20,000	89.9
1-Jan-18	31-Dec-18	Swap	35,000	88.5
1-Jul-18	31-Dec-18	Swap	20,000	85.4
1-Jan-19	30-Jun-19	Swap	20,000	90.8

(6)	ARC receives NYMEX Henry Hub price based on Last Day settlement multiplied by AECO/NYMEX Henry Hub US$/MMbtu ratio; ARC pays AECO Monthly (7a) index US$/MMbtu.

Financial Electricity Heat Rate Contracts (7)
			Volume	Heat Rate
Term		Contract	MWh	GJ/MWh
1-Apr-15	31-Dec-17	Heat Rate Swap	20	13.71

(7)	ARC pays AECO Monthly (5a) x Heat Rate; ARC receives floating AESO Power Price.

Financial Electricity Contracts (8)
			Volume	Bought Swap
Term		Contract	MWh	Cdn$/MWh
1-Apr-15	31-Dec-16	Fixed Rate Swap	5	51.00
(8)    Alberta Power Pool (monthly average 24x7).

Foreign Exchange Contracts (9)
			Volume	Bought Put	Sold Call
Term		Contract	US$ millions/month	Cdn$/US$	Cdn$/US$
1-Apr-15	31-Dec-15	Collar	2.0	1.0400	1.0925
(9)    Bank of Canada monthly average noon day rate settlement.

ARC Resources Ltd.	Page 37

Foreign Exchange Swap Contracts (10)
			Volume	Sold Swap	Limit Price
Term		Contract	US$ millions/month	Cdn$/US$	Cdn$/US$ (11)
1-Apr-15	31-Dec-15	Limit Swap	2.0	1.0525	1.1350
(10)    Bank of Canada monthly average noon day rate settlement.
(11)    Swap with upside participation up to the limit; above which, settlement will occur at the swap price.

9.	SHAREHOLDERS’ CAPITAL

(thousands of shares)	Three Months Ended March 31, 2015	Year Ended December 31, 2014
Common shares, beginning of period	319,439	314,067
Equity offering	17,859	—
Cancelled shares	—	(47)
Dividend reinvestment program	1,517	4,159
Stock dividend program	500	1,260
Common shares, end of period	339,315	319,439
Net income (loss) per common share has been determined based on the following:

(thousands of shares)	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Weighted average common shares	333,241	314,703
Dilutive impact of share options	259	512
Weighted average common shares - diluted	333,500	315,215
On January 29, 2015, ARC issued 17.9 million common shares at a price of $22.55 per share for aggregate gross proceeds of $402.7 million on a bought deal basis. Share issue costs of $16.6 million were incurred as a result of this transaction.
Dividends declared for the three months ended March 31, 2015 and 2014 were $0.30 per common share.
On April 16, 2015, the Board of Directors declared a dividend of $0.10 per common share, payable in cash or common shares under the Stock Dividend Program, to shareholders of record on April 30, 2015. The dividend payment date is May 15, 2015. Of the $33.9 million in dividends payable at March 31, 2015, $4.2 million is payable in common shares under the Stock Dividend Program ($4.2 million at December 31, 2014).

10.	LONG-TERM INCENTIVE PLANS
The following table summarizes the Restricted Share Unit ("RSU"), Performance Share Unit ("PSU") and Deferred Share Unit ("DSU") movement for the three months ended March 31, 2015:

(number of units, thousands)	RSUs	PSUs (1)	DSUs
Balance, December 31, 2014	625	1,513	220
Granted	212	314	21
Distributed	(147)	(246)	—
Forfeited	(9)	(23)	—
Balance, March 31, 2015	681	1,558	241

(1)	Based on underlying units before any effect of the performance multiplier.

ARC Resources Ltd.	Page 38

Compensation charges (recoveries) relating to the RSU, PSU and DSU Plans can be reconciled as follows:

	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
General and administrative expenses	(6.7)	4.1
Operating expense	0.2	1.4
PP&E	(0.5)	0.9
Total compensation charges (recoveries)	(7.0)	6.4
Cash payments	14.4	17.3
At March 31, 2015, $19 million of compensation amounts payable were included in accounts payable and accrued liabilities on the balance sheet ($30.9 million at December 31, 2014) and $19.5 million was included in long-term incentive compensation liability ($29.1 million at December 31, 2014). A recoverable amount of $0.3 million was included in accounts receivable at March 31, 2015 ($0.5 million at December 31, 2014).
Share Option Plan
ARC estimates the fair value of share options granted using a binomial-lattice option pricing model, with the grant date fair values as follows:

Grant Date	Number of Options Granted	Fair Value per Share Option Outstanding
March 24, 2011	430,990	$8.40
June 21, 2012	1,056,373	$5.25
June 20, 2013	713,248	$7.87
June 19, 2014	568,538	$10.21
The following assumptions were used to arrive at the estimated fair value of the share options at their grant date:

	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Grant date share price ($)	20.20 - 32.94	20.20 - 27.11
Exercise price ($) (1)	16.90 - 32.04	18.10 - 26.25
Expected annual dividends ($)	1.20	1.20
Expected volatility (%) (2)	37.00 - 38.00	37.00 - 38.00
Risk-free interest rate (%)	1.39 - 2.61	1.39 - 2.61
Expected life of share option (3)	5.5 to 6 years	5.5 to 6 years

(1)	Exercise price is reduced monthly by the amount of dividend declared.

(2)	Expected volatility is determined by the average price volatility of the common shares/trust units over the past seven years.

(3)	Expected life of the share option is calculated as the mid-point between vesting date and expiry.
ARC recorded compensation expense of $0.8 million relating to the share option plan for the three months ended March 31, 2015 ($0.6 million for the three months ended March 31, 2014). During the three months ended March 31, 2015, $0.1 million of share option compensation charges were capitalized to PP&E (nil for the three months ended March 31, 2014).
The changes in total share options outstanding and related weighted average exercise prices for the three months ended March 31, 2015 were as follows:

	Share Options (number of units, thousands)	Weighted Average Exercise Price ($)
Balance, December 31, 2014	2,505	23.43
Granted	—	—
Exercised	—	—
Forfeited	(55)	23.18
Balance, March 31, 2015	2,450	23.13
Exercisable, March 31, 2015	182	22.31

11.	COMMITMENTS AND CONTINGENCIES
During the three months ended March 31, 2015, there were no material changes to ARC's commitments and contingencies from those presented as at December 31, 2014.

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12.	SUPPLEMENTAL DISCLOSURES
Presentation in the Statements of Income
ARC’s statements of income are prepared primarily by nature of item, with the exception of employee compensation expenses which are included in both the operating and general and administrative expense line items.
The following table details the amount of total employee compensation expenses included in the operating and general and administrative expense line items in the statements of income:

	Three Months Ended	Three Months Ended
	March 31, 2015	March 31, 2014
Operating	9.3	9.3
General and administrative	10.0	19.6
Total employee compensation expenses	19.3	28.9
Cash Flow Statement Presentation
The following tables provide a detailed breakdown of certain line items contained within cash flow from operating activities:

	Three Months Ended	Three Months Ended
Change in Non-Cash Working Capital	March 31, 2015	March 31, 2014
Accounts receivable	30.3	(57.7)
Accounts payable and accrued liabilities	(145.4)	63.5
Prepaid expenses	(0.4)	2.2
Total	(115.5)	8.0
Relating to:
Operating activities	(34.2)	(19.5)
Investing activities	(81.3)	27.5
Total change in non-cash working capital	(115.5)	8.0

	Three Months Ended	Three Months Ended
Other Non-Cash Items	March 31, 2015	March 31, 2014
Non-cash lease inducement	(0.4)	(0.4)
Gain on short-term investment	(0.4)	(0.6)
Share option expense	0.8	0.6
Total other non-cash items	—	(0.4)

	Three Months Ended	Three Months Ended
Net Change in Other Liabilities	March 31, 2015	March 31, 2014
Long-term incentive compensation liability	(9.6)	(10.3)
Asset retirement obligations	(2.0)	(3.2)
Total net change in other liabilities	(11.6)	(13.5)

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